Exhibit 99.4

RESEARCH IN MOTION LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS AND NINE MONTHS ENDED DECEMBER 2, 2006 COMPARED TO THE THREE MONTHS AND NINE MONTHS ENDED NOVEMBER 26, 2005
May 17, 2007
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should be read together with the unaudited consolidated financial statements and the accompanying notes (the “Consolidated Financial Statements”) of Research In Motion Limited (“RIM” or the “Company”) for the three months and nine months ended December 2, 2006. The Consolidated Financial Statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).
All financial information herein is presented in United States dollars, except for certain financial information contained in tables which is expressed in thousands of United States dollars, and as otherwise indicated.
RIM has prepared the MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Additional information about the Company, including the Company’s Annual Information Form, can be found on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.
EXPLANATORY NOTE REGARDING THE RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS
The Company has restated its consolidated balance sheet as of March 4, 2006, and its consolidated statements of operations, consolidated statements of cash flows and consolidated statements of shareholders’ equity for the three and nine months ended November 26, 2005 and the related note disclosures (the “Restated Financial Statements”). The Restated Financial Statements have been prepared to reflect additional non-cash stock compensation expense relating to certain stock based awards granted prior to the adoption of the Company’s stock option plan on December 4, 1996 (as amended from time to time, the “Stock Option Plan”) and certain stock option grants during the 1997 through 2006 fiscal periods, as well as certain adjustments related to the tax accounting for deductible stock option expenses. The restatement does not result in a change in the Company’s previously reported revenues, total cash and cash equivalents or net cash provided from operating activities shown in the Restated Financial Statements.
Background of the Review
The Company commenced a voluntary internal review (the “Review”) of its stock option granting practices and related accounting on August 8, 2006. The Review was commenced under the direction of the Audit Committee of the Company’s Board of Directors, at the initiative of Dennis Kavelman, the

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months Ended and Nine Months Ended December 2, 2006
Company’s former Chief Financial Officer (now the Company’s Chief Operating Officer — Administration and Operations), with the support of Jim Balsillie, the Co-Chief Executive Officer of the Company, and the executive management team of the Company. Following the recusal of two Audit Committee members who also served on the Compensation Committee, the Review was completed by the remaining two members of the Audit Committee as a special committee of independent directors of the Board of Directors (the “Special Committee”). Any references to actions by the Special Committee prior to January 16, 2007 are to the Audit Committee. The Special Committee was assisted in the Review by outside legal counsel and outside accounting advisors in both Canada and the United States. Certain of the investigative actions by the Special Committee described hereafter were carried out by the outside legal counsel or outside accounting advisors under the direction of the Special Committee.
On September 28, 2006, the Company publicly announced that the Audit Committee had made a preliminary determination that, under U.S. generally accepted accounting principles (“GAAP”), pursuant to which the Company has been preparing its financial statements since fiscal 2004 (prior to which time the Company prepared its primary financial statements in accordance with Canadian GAAP — together with a U.S. GAAP reconciliation note following its U.S. listing in 1999), accounting errors were made in connection with the accounting for certain stock options granted since the Company’s initial public offering in 1997 (the “IPO”) and that a restatement (the “Restatement”) of the Company’s historical financial statements would therefore be required. At that time, the Company also announced that it had voluntarily informed the SEC and the Ontario Securities Commission (the “OSC”) about the Review.
Each of the SEC, the OSC and the office of the United States Attorney for the Southern District of New York (the “USAO”) has commenced investigations in connection with the Company’s stock option granting practices. The Company intends to continue to cooperate with each of these agencies.
On October 13, 2006, in accordance with applicable Canadian securities laws, the Company contacted the OSC on behalf of all Canadian securities regulators and requested that the OSC issue a management cease trade order (the “MCTO”) prohibiting trading in the Company’s securities by its senior officers, directors and other insiders (who were already subject to a Company-initiated trading blackout) as a result of the Company’s inability to file its financial statements for the second quarter of fiscal 2007. Under the terms of the MCTO, the MCTO will be automatically revoked on the second business day following the receipt by the OSC of all filings the Company is required to make pursuant to Ontario securities laws.
Scope of the Review
The Special Committee reviewed the facts and circumstances surrounding the 3,231 grants of stock options to acquire common shares that were made between December 1996 and August 2006 to 2,034 employees and directors of the Company. Each grant was evaluated individually based on the particular facts and circumstances in each case. The Special Committee reviewed approximately 900,000 electronic and paper documents. The Special Committee also reviewed stock-based awards granted prior to the adoption of the Stock Option Plan. The Special Committee conducted interviews of all then-current board members, members of senior management and certain other employees and former employees of the Company identified as being involved in the options granting process or who were otherwise relevant to the Review.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months Ended and Nine Months Ended December 2, 2006
After reviewing all available relevant documentation, the Special Committee determined the appropriate measurement dates for the options for accounting purposes based on the best available information, including:
•	minutes of meetings of the Board of Directors and Compensation Committee;

•	contemporaneous emails and other documentation;

•	personnel files and payroll records;

•	insider trading reports; and

•	interviews with employees, officers and directors.
In some cases where evidence existed that the recorded grant date for an option was not the accounting measurement date, contemporaneous documentation evidencing the finality of the grant does not exist in a manner that would enable the Special Committee to determine, with finality, the measurement date for accounting purposes. In these cases, the Special Committee used alternative methods to determine an accounting measurement date. The Special Committee noted that the majority of these instances related to the period prior to February 27, 2002 (the period in which the Company applied variable plan accounting for all option grants, as described below), and therefore the impact of the determination of an appropriate measurement date was limited to the impact on the pro forma disclosures under Statement of Financial Accounting Standard No. 123, Accounting for Stock Based Compensation (“SFAS 123”), and not significant to either the pro forma disclosures or to the amounts recorded in the Company’s statements of operations under APB Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”).
In cases where the contemporaneous documentation evidencing the measurement date was not complete, the Special Committee reviewed and analyzed all available correspondence, including the Company’s master stock option tracking spreadsheets and the Company’s instructions to outside counsel to file insider trading reports. The Special Committee used this documentation to support specific measurement dates, or to establish a range of dates in which to calculate an average rate to apply as a measurement date proxy. The option tracking spreadsheets and instructions to file insider trading reports were considered only when there was no earlier correspondence or other evidence to document a more reliable measurement date.
The Company believes that the evidence used to support the measurement dates as described above and as supported by the Special Committee’s conclusions is consistent with the provisions of APB 25 and recent guidance from the SEC.
Option Granting Process
Subsequent to the IPO in 1997, the Stock Option Plan provided for all options to be approved by the Board of Directors or the Compensation Committee. Additionally, the Stock Option Plan provided for options to be granted at an exercise price not less than the closing price of the common shares on the

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months Ended and Nine Months Ended December 2, 2006
Toronto Stock Exchange or the NASDAQ Stock Market, as applicable, on the last trading day preceding the date on which the grant of the option was approved. The Company’s granting practices, however, deviated from the authorization requirements as set out in the Stock Option Plan. As described in greater detail below, past practice, as evidenced by contemporaneous documentation, along with information obtained from employees, officers and directors, indicates that the authorization process for granting awards was delegated to the Compensation Committee and to certain members of management of the Company and other employees pursuant to an apparent delegation of such authority by the Company’s Board of Directors. Despite the deviation from the option granting approval process provided for under the Stock Option Plan, the Company has determined that the historical option grants are validly issued options for accounting purposes and are enforceable against the Company, and any common shares issued upon exercise of these options are validly issued under Ontario corporate law. Subject to the remediation plan approved by the Board of Directors on March 2, 2007, which is described below, it is also the Company’s intention to honor its commitment to issue shares when options are validly exercised by option holders.
The Review revealed that prior to the commencement of the Review in August 2006, all stock option grants, except grants to the Company’s co-CEOs, were made by or under the authority of co-CEO Jim Balsillie or his delegate in accordance with an apparent delegation of such authority by the Company’s Board. For a number of years after the IPO, Mr. Balsillie was directly involved in approving grants, including grants that have been found to have been accounted for incorrectly. Mr. Balsillie’s direct involvement in approving grants diminished over time, as more responsibility for approving certain grants was delegated, without explicit conditions or documentation, to Mr. Kavelman and to other employees. Mr. Kavelman and other, less senior, personnel were also involved in the granting of options that have been found to have been accounted for incorrectly.
Co-CEO Mike Lazaridis and COOs Don Morrison and Larry Conlee also had a role in the granting of options, which in the case of the COOs was limited to their direct report employees.
Grants to the co-CEOs were approved by the Company’s Compensation Committee or the Board. After March 2003, the Compensation Committee also reviewed compensation payable to the COOs and the CFO, including option grants.
The 3,231 stock option grants made between December 1996 and August 2006 can be broadly classified as grants to new employees or to former co-op students who rejoined the Company after completing university (“New Hire Grants”), and periodic awards to existing employees and directors, including grants awarded to employees following a promotion to a more senior position (“Grants to Existing Employees”). The Special Committee determined that some New Hire Grants and the majority of Grants to Existing Employees used an incorrect measurement date for accounting purposes, with the result that the exercise price of the options was less than the fair market value of the shares as of the date on which the terms and recipients of those options were ascertained with finality, as determined through objective evidence. In many instances, including in connection with some option grants to the co-CEOs, COOs and the CFO (the “C-level officers”), hindsight was used to select grant dates with favorable pricing on grants and in limited instances grant dates were selected based on low prices over a future

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months Ended and Nine Months Ended December 2, 2006
period, resulting in grantees receiving an in-the-money option that was not recorded in the financial statements as stock-based compensation.
Canadian insider reporting rules require insiders to file insider reports in all provinces in which the Company is a reporting issuer. Under the rules of the Toronto Stock Exchange, the Company was required to report all option grants made for all employees. (As a “foreign private issuer” under U.S. securities laws, the Company is not subject to U.S. insider reporting rules.) A number of individuals interviewed by the Special Committee who were involved in the granting of options at the Company, including Mr. Balsillie and Mr. Kavelman, reported that at the time they had a general understanding that options could be granted at a chosen date within the period before the filing of the next insider report. Their understanding was incorrect.
The Special Committee determined that the Company failed to maintain adequate internal and accounting controls with respect to the issuance of options in compliance with the Stock Option Plan, both in terms of how options were granted and documented, and the measurement date used to account for certain option grants. The grant process was characterized by informality and a lack of definitive documentation as to when the accounting measurement date for a stock option occurred, and lacked safeguards to ensure compliance with applicable accounting, regulatory and disclosure rules. The Special Committee did not find intentional misconduct on the part of any director, officer or employee responsible for the administration of the Company’s stock option grant program.
Nature of the Errors
The period covered by the Review spans the inception of the Stock Option Plan in December 1996 to August 2006. The Special Committee also examined certain stock-based awards granted prior to the adoption of the Stock Option Plan. As was permitted prior to fiscal 2007, the Company elected to use APB 25 to measure and recognize compensation cost for all awards granted to employees for their service as employees, as discussed in Note 12 to the Consolidated Financial Statements. APB 25 is based upon an intrinsic value method of accounting for stock-based compensation. Under this method, compensation cost is measured as the excess, if any, of the quoted market price of the stock at the measurement date over the amount to be paid by the employee.
Under APB 25, the measurement date for determining compensation cost of stock options is the first date on which are known both (1) the number of shares that an individual employee is entitled to receive and (2) the option exercise price. If either the number of shares or the exercise price (or both) of a particular award are not known on the grant date, the Company must remeasure compensation cost at each reporting date until both are known. The application of this principle is referred to as variable plan accounting, and requires the Company to remeasure compensation cost at the award’s intrinsic value until a measurement date is triggered. When both terms are known, the award is referred to as a fixed award, and compensation cost is not remeasured for any changes in intrinsic value subsequent to the measurement date.
The Review identified three significant types of accounting errors being: (1) the misapplication of U.S. GAAP as it relates to a “net settlement” feature contained in the Stock Option Plan until February 27, 2002, which resulted in variable accounting treatment, (2) the misapplication of U.S. GAAP in the accounting for certain share awards granted prior to the adoption of the Stock Option Plan, which also

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months Ended and Nine Months Ended December 2, 2006
resulted in variable accounting treatment and (3) the misapplication of U.S. GAAP in the determination of an accounting measurement date for options granted after February 27, 2002. As a result of these errors, the Company has recorded additional non-cash adjustments for stock-based compensation expense in accordance with APB 25. In addition, the Restatement also records adjustments to certain tax amounts related to the accounting for stock-based compensation as more fully described below. The following table sets forth the impact of the additional non-cash charges for stock-based compensation expense (benefit) on net income (loss) for the fiscal years ended March 4, 2006, February 26, 2005, February 28, 2004, March 1, 2003, March 2, 2002, February 28, 2001, February 29, 2000, and the cumulative adjustment to the fiscal year ended February 28, 1999:

		Fiscal Year
									Cumulative
									to fiscal
(US dollars in millions) Expense/(recovery)	Total	2006	2005	2004	2003	2002	2001	2000	1999 (1)

Variable accounting relating to “net settlement” feature	$223.3	$0.5	$1.1	$3.6	$11.3	$(46.5)	$(317.1)	$551.2	$19.2

Share-based awards granted prior to the Stock Option Plan	9.2	—	—	—	—	—	0.2	0.5	8.5

Intrinsic value related to options issued subsequent to February 27, 2002	5.0	1.9	1.8	1.1	0.2	—	—	—	—

Payroll taxes	5.0	2.1	2.1	0.8	—	—	—	—	—

Pre-tax amount	242.5	4.5	5.0	5.5	11.5	(46.5)	(316.9)	551.7	27.7

Tax impact of restatement	5.7	2.9	2.8	—	—	—	—	—	—

After-tax impact on net income (2)	$248.2	$7.4	$7.8	$5.5	$11.5	$(46.5)	$(316.9)	$551.7	$27.7

Cumulative impact on retained earnings (deficit)	$248.2	$248.2	$240.8	$233.0	$227.5	$216.0	$262.5	$579.4	$27.7

Selected share price data (see discussion on variable accounting below (3))
Average share price in fiscal year
TSX						$19.18	$53.85	$26.01
NASDAQ						$12.37	$36.30	$17.35
Closing share price (4)
TSX						$18.81	$29.50	$101.00
NASDAQ						$11.94	$19.34	$67.62
Note 1:
The annual charge to Net Income is as follows: $0.7 million in Fiscal 1997, $9.7 million in Fiscal 1998 and $17.3 million in Fiscal 1999.
Note 2:
Additionally, the Company has restated the pro forma expense under SFAS 123 in Note 12(b) to the Consolidated Financial Statements.
Note 3:
The application of variable plan accounting causes significant fluctuations in the accounting expense/recovery when the Company’s share price is experiencing periods of high volatility. The variable plan accounting non-cash expense for options issued during the period of the “net settlement” feature includes (1) all realized gains on exercise of stock options prior to February 27, 2002, and (2) an allocation of all unrealized gains for unexercised stock options based on the stock’s trading price at each reporting period. On February 27, 2002, the unexercised awards became fixed awards and the remaining unamortized compensation cost became fixed and is expensed over the remaining vesting period of the related options. All share data has been adjusted to reflect the 2-for-1 stock split on May 27, 2004.
Note 4:
The closing share price noted for Fiscal 2002 reflects the February 27, 2002 closing share price, being the day that the variable awards became fixed awards for accounting purposes.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months Ended and Nine Months Ended December 2, 2006
(1)	Variable Accounting for the “Net Settlement” Feature
Under a “net settlement” feature that existed in the Stock Option Plan prior to February 27, 2002, instead of paying the total consideration of the options exercised in cash, an employee could forgo the receipt of a number of Company shares equal in value to the total exercise consideration otherwise payable upon exercise of the options. Prior to 2004, there were no accounting implications relating to this feature under Canadian GAAP, which the Company used as its primary GAAP at that time. However, under U.S. GAAP, the Company is required to apply variable plan accounting for all stock options granted prior to February 27, 2002 because the total number of shares an individual employee was entitled to receive under the “net settlement” feature was not fixed. Variable plan accounting for these options ceased on February 27, 2002 with the elimination of the “net settlement” feature from the Stock Option Plan. On that date, all unexercised awards became fixed awards and the remaining unamortized compensation cost became fixed and is required to be expensed over the remaining vesting period of the related options. The variable plan accounting non-cash compensation expense for options issued during the period of the “net settlement” feature includes (1) all realized gains on exercise of stock options prior to February 27, 2002, and (2) an allocation of all unrealized gains for unexercised stock options based on the stock’s trading price at each reporting period. The application of variable plan accounting causes significant fluctuations in the accounting expense/recovery when the Company’s share price is experiencing periods of high volatility. The accounting impact for the restatement adjustments related to the variable plan accounting is set out in the table above.
(2)	Share-Based Awards Granted Prior to the Stock Option Plan
Prior to the IPO and the Company’s adoption of the Stock Option Plan, the Company issued 444,000 restricted Class A Common Shares at a price of CAD $0.05 per share pursuant to employee stock agreements and 1,306,000 options to acquire shares at an exercise price of CAD $0.05 under an employee stock plan (such agreements and such plan, together, the “Pre-IPO Plans”). The terms of both awards provided that employees could “put” the shares back to the Company for per share book value while the Company was private and for fair value when the Company became public. Due to the put feature, under U.S. GAAP, the Company was required to account for these awards under variable plan accounting. Upon adoption of the Stock Option Plan in 1996, all previously unexercised options under the Pre-IPO Plans became subject to the terms and conditions of the Stock Option Plan. As such, the awards issued under the Pre-IPO Plans continued to be accounted for under variable plan accounting subsequent to the Company’s IPO as they were then subject to the “net settlement” feature as described above. The accounting impact for the restatement adjustment related to the stock based awards issued under the Pre-IPO Plans is set out in the table above.
(3)	Misapplication of the Determination of an Appropriate Accounting Measurement Date
As a result of the Review, it has been determined that, in many cases, incorrect measurement dates were used for financial accounting purposes for certain stock option grants in prior periods. For options issued prior to February 27, 2002, the determination of an appropriate accounting measurement date does not impact the restated accounting expense as all options issued prior to that date are accounted for under variable plan accounting. For this reason, separate disclosure is made of errors in measurement dates made pre- and post-February 27, 2002. The determination of the appropriate measurement dates for the period prior to February 27, 2002 does, however, impact the Company’s restated pro forma

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months Ended and Nine Months Ended December 2, 2006
stock-based compensation disclosures under SFAS 123, as set out in the notes to the Consolidated Financial Statements.
Consistent with the accounting literature and recent guidance from the staff of the SEC, the Special Committee undertook a process to categorize, based on grant type, each option granted by the Company. The Special Committee analyzed the evidence related to each grant and, based on the relevant facts and circumstances, applied the accounting standards to determine an appropriate measurement date for each grant. Where the measurement date was found to not be the originally assigned grant date, an accounting adjustment was determined to account for the stock-based compensation expense. The results of the work conducted by the Special Committee were provided to the Board of Directors, and the findings and the accounting adjustments have been reviewed by and accepted by the Company. Hereafter, reference to the Company’s actions and determinations includes the actions and determinations of the Special Committee.
For the purposes of identifying a measurement date with finality for grants of options to persons other than the C-level officers, the Company looked to objective evidence supporting the approval of the number and exercise price of an option. In each instance, the Company looked for approval from the highest-ranking individual involved with the grant. In many cases, this would include Mr. Balsillie or Mr. Kavelman. In some instances, it would include other employees of the Company. Additionally, in certain instances, the Company’s plan administrators looked for input and approval from other high ranking employees. In these instances, approval was not considered to be determined with finality until these other individuals had provided their approval.
The Company has determined that for the majority of option grants sufficient objective evidence does exist to support the determination of appropriate measurement dates. The Company has aggregated grants into the following general types:
New Hire Grants:
•	Grants to new hires
Grants to Existing Employees:
•	Grants to the co-CEOs;

•	Grants on promotion;

•	Group grants;

•	Periodic grants;

•	Option repricing; and

•	Options granted with administrative delays and errors.
New Hire Grants
Grants to New Hires
•	Grants made before employment commences — From the inception of the Stock Option Plan in December 1996 to August 2006, it was common practice for the Company to include stock options in certain prospective employees’ offers for employment. The Company was, however, inconsistent in its approach to selecting dates that determine the exercise price of the options. The majority of employee offer letters provided for the employee to receive a set number of

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months Ended and Nine Months Ended December 2, 2006
options at a grant price equal to the closing price of the Company’s shares on the day prior to their start date. In some instances, however, the offer letter provided for pricing based on a date prior to the employee’s start date (e.g., the date the prospective employee accepted the offer of employment or at a price representing a low trading price between the date of the offer letter or acceptance and the start date). The Company identified 82 of these instances involving options to acquire an aggregate of 2,731,100 common shares in the period prior to February 27, 2002, and no instances involving options to acquire common shares subsequent to that date. Under U.S. GAAP, generally it is not possible to have an accounting measurement date for a new hire award prior to the date the employee begins rendering services in exchange for the award.

•	Grants made to new employees upon commencement of employment in accordance with their offer letter but subsequently modified — The Company has determined that the acceptance of an offer letter containing details on (i) the number of options to be granted and (ii) the establishment of the exercise price as the share price on the date immediately prior to the employment start date, constitutes finality of a measurement date upon commencement of employment. For purposes of the Restatement, the Company is required to treat instances where options were modified subsequent to the commencement of employment to provide the employee with better pricing as a modification to the award and is required to apply variable plan accounting to the award. The Company identified 102 of these instances involving options to acquire an aggregate of 1,893,400 common shares in the period prior to February 27, 2002, and two instances involving options to acquire an aggregate of 30,000 common shares subsequent to that date.

•	Grants made to new employees upon commencement of employment with the option priced as of the closing price on the stock exchange on the day of their start date rather than the closing price on the day immediately prior to their start date — The Stock Option Plan provides for options to be granted at an exercise price not less than the market price of the Company’s shares on the date immediately prior to the grant of the options. In the case of new hires, the options were to be priced using the closing price immediately prior to the respective employee’s start date. In many instances, the options were priced using the closing price on the respective employee’s start date. The Company identified 37 such instances, only one of which occurred after February 27, 2002, involving options to acquire an aggregate of 375,000 common shares where the resulting exercise price was lower than the closing price of the common shares on the day immediately prior to the respective employee’s start date.
Grants to Existing Employees
Grants to the co-CEOs
•	From December 1996 to August 2006, the Company made eight grants of stock options to each of the co-CEOs involving options to acquire an aggregate of 3,700,000 common shares. As set out above, grants to the co-CEOs were approved by the Company’s Compensation Committee or the Board. The Company found that four of the grants to the co-CEOs involving options to acquire an aggregate of 1,300,000 common shares had no measurement date issues, and 12 grants to the co-CEOs involving options to acquire an aggregate of 2,000,000 common shares were priced at a date prior to, or in two instances subsequent to, Board or Compensation Committee approval. In one instance, two of the option grants to acquire an aggregate of

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months Ended and Nine Months Ended December 2, 2006
400,000 common shares were granted and priced at a date prior to required shareholder approval to increase the size of the Stock Option Plan pool, which resulted in a nominal negative intrinsic value. The aggregate intrinsic value of all of the co-CEO awards measured on the date of final approval is $1.6 million for each of Mr. Balsillie and Mr. Lazaridis.
Grants on Promotion
•	Grant dates established prior to approval dates — During the period under review, the Company regularly awarded options to employees upon promotion to a senior management position. In certain circumstances, the Company granted options based on the date and share price of the effective promotion date; however, the terms of the award and the approval of the award were often not determined until after the effective date of the promotion. In other instances, the Company selected the same grant date for several employees who received promotions around the same date; however, the option grant date selected by the Company preceded the approval date. For the purposes of the Restatement, the Company has determined that the measurement date is the approval date and has calculated an additional intrinsic value based on the number of options granted multiplied by the difference between (a) the share price on the date immediately prior to the approval date, and (b) the exercise price of the option. The Company identified two instances of incorrect measurement dates involving options to acquire an aggregate of 21,000 common shares relating to promotional grants in the period prior to February 27, 2002, and 85 instances involving options to acquire an aggregate of 466,500 common shares subsequent to that date.
Group Grants
•	A group grant is a granting of options that is made to all or substantially all employees within a department or departments. In certain group grants, the grant date used was a date before the specific individuals eligible to receive those awards were determined with finality. In these instances, the share price increased between the date the preliminary group grants were established and the date the listing of employees and their respective grants was finalized and approved. In these instances, the measurement date for the entire group grant has been determined to be the later date when the listing of employees and their respective grants were finalized and the listing and the determination of the exercise price was approved. In other instances, the option exercise price used for the respective group grant was selected with hindsight. In these instances, the measurement date for the entire group grant was determined to be the later date when the listing was finalized and the determination of the exercise price was approved. The Company identified three group grants of options to 710 individuals to acquire an aggregate of 1,375,240 common shares with measurement date issues in the period prior to February 27, 2002, and five group grants involving grants of options to 211 individuals to acquire an aggregate of 2,448,000 common shares with measurement date issues subsequent to that date.
Periodic Grants
•	Periodic grants with look-back pricing — In certain instances, the Company established the grant date of awards with reference to a historical low price in a month or in a range of dates. For awards where the exercise price was set by reference to an earlier date, the Company has

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months Ended and Nine Months Ended December 2, 2006
determined, primarily through contemporaneous email documentation, the appropriate date at which all of the terms were approved with finality. That date is deemed to be the measurement date. For the purposes of the Restatement, the Company has calculated an additional intrinsic value based on the number of options granted multiplied by the difference between (a) the share price on the date immediately prior to the approval date, and (b) the exercise price of the option. Although it is often difficult to distinguish between an option with look-back pricing and an option that was not approved until a later date as a result of administrative delay, the Company estimates that 112 grants involving options to acquire a total of 1,915,380 common shares were issued with look-back pricing in the period prior to February 27, 2002, and 14 grants involving options to acquire a total of 159,500 common shares were issued with look-back pricing in the period subsequent to that date.

•	Periodic grants with look-forward pricing — In the six instances where look-forward pricing was used, the period of look-forward pricing was limited to a period of days or weeks. For awards where the exercise price is set by reference to a low future market price, the Company has determined the measurement date to be the date at which the terms of the award were approved with finality. This date was determined with reference to emails setting out all of the terms of the award with the appropriate approval. In the six cases where there was no email evidencing that final approval had been obtained, the Company looked to evidence such as insider reports to establish when this occurred. The Company has calculated an additional intrinsic value based on the number of options granted multiplied by the difference between (a) the quoted market price of the shares on the date immediately prior to the award becoming fixed, and (b) the exercise price of the option. The Company did not identify any grants with measurement date issues relating to look-forward pricing in the period prior to February 27, 2002, and identified six grants involving options to acquire a total of 260,000 common shares with measurement date issues relating to look-forward pricing subsequent to that date.
Option Repricing
•	Excluding repricings of start date grants, the Company identified 36 instances prior to February 27, 2002, involving a total of 166,200 common shares, of repriced options with a more favorable price subsequent to the date of the option grant. The Company did not identify any grants involving repricings subsequent to February 27, 2002. The accounting impact of the repricing causes the award to be accounted for under variable plan accounting. However, during this period, variable plan accounting was already being used for all options due to the “net settlement” feature, as described above.
Taxes
The Company previously recorded all tax benefits relating to tax deductible stock option expenses, primarily arising on options issued to U.S. resident employees, through the statement of operations. Pursuant to SFAS 123 and SFAS 109, tax benefits arising from tax deductible stock option expenses should only be recognized in earnings to the extent that the related compensation expense was recognized in earnings. For the periods commencing after the third quarter of fiscal 2005, the Company recorded in the statement of operations the tax benefit resulting from $7.3 million in tax deductions for stock option expenses in excess of the related compensation expense booked in the statement of

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months Ended and Nine Months Ended December 2, 2006
operations. The excess of the benefit above the related stock option expense should have been recorded as additional paid-in capital. As a result, the Company has adjusted its tax expense by an aggregate amount of $7.3 million as an increase in income tax expense and has recorded a corresponding credit directly to additional paid-in capital within shareholders’ equity.
The Company has determined that as a result of certain stock option grants with measurement dates issues, additional employer portion payroll taxes may be payable. The Company has included an aggregate accrual, net of related income tax deductions, in the amount of $3.4 million in respect of the estimated employer funded payroll tax liability as of March 4, 2006. The amount that was recorded in respect of fiscal 2007 was $1.4 million on an after-tax basis.
Impact of the Errors
The stock option granting practices identified benefited employees across all levels at the Company. However, by virtue of the relatively larger number of options granted to more senior employees, such employees received a greater individual benefit from the Company’s option granting practices. Each of the C-level officers and certain other officers of the Company received in-the-money benefits from option grants with incorrect measurement dates.
Certain of the Company’s outside directors also received in-the-money benefits from option grants with incorrect measurement dates. As the selection of grant dates used on grants made to outside directors was not apparent to those directors, they were unaware that they were receiving grants with dating issues.
Actions Taken as a Result of the Review
The Board of Directors, based on the recommendations of the Special Committee, has implemented the following measures in response to the findings of the Special Committee:
Benefits from Option Grants
All directors and all C-level officers have agreed in respect of options that were incorrectly priced to return any benefit on previously exercised options and to re-price unexercised options that were incorrectly priced. All vice-presidents of the Company will be asked to agree to similar treatment for their options that have dating issues, where these options were granted after the employee’s commencement of employment and in the employee’s capacity as vice-president. For exercised options, the gain will be recovered through a cash payment made by the respective director or officer, together with interest. No options that are to be re-priced will be permitted to be exercised prior to re-pricing.
Set out below is a table supplementing the prior executive compensation disclosure for the periods from fiscal 1998 to fiscal 2006 for the executive officers of the Company who were listed as the “Named Executive Officers” in the Company’s last information circular. (Note that the table below only includes disclosure for a particular executive officer in a particular year to the extent such officer received in such year options that require restitution by the particular officer).

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months Ended and Nine Months Ended December 2, 2006

			Number of
			Securities	Original		Revised Option
			Under	Option	Revised	Price in Excess
		Aggregate Annual	Option	Exercise	Option	of Original	Reimbursement of Benefits
Named Executive	Fiscal	Compensation[1,2]	Granted	Price[2]	Price[2,3]	Option Price[2]	Received[2,4]
Officer	Year	$	#	$	$	$	$
								Amount to be
								Recovered by an
							Amount to be	increase in the
							Repaid in Cash	Exercise Price
							$	$

Michael Lazaridis	2004	293,600	200,000	8.33	8.92	0.59		118,000
			200,000	37.51	40.18	2.67		534,000
	2003	256,680	200,000	10.19	13.25	3.06		612,000
	2002	124,084	200,000	10.76	18.89	8.13		1,626,000
	2000	161,519	200,000	3.91	5.1	1.19	238,000

James L. Balsillie	2004	293,600	200,000	8.33	8.92	0.59		118,000
			200,000	37.51	40.18	2.67		534,000
	2003	256,680	200,000	10.19	13.25	3.06		612,000
	2002	224,084	200,000	10.76	18.89	8.13		1,626,000
	2000	161,531	200,000	3.91	5.1	1.19	238,000

Larry Conlee	2004	294,880	100,000	8.33	8.65	0.32	12,800	19,200
	2003	374,612	100,000	7.12	7.66	0.54		54,000
	2002	282,973	100,000	7.59	8.6	1.01	80,800	20,200
	2001	30,995	200,000	23.91	30.45	6.54	1,308,000
			100,000	23.91	29.43	5.52	552,000

Donald Morrison	2003	224,595	100,000	7.12	7.66	0.54		54,000
	2002	192,072	100,000	7.59	8.6	1.01	80,800	20,200
	2001	102,816	500,000	23.84	28.46	4.62	2,055,900	254,100

Dennis Kavelman	2004	198,180	100,000	8.33	8.65	0.32	12,800	19,200
			100,000	37.51	40.72	3.21		321,000
	2003	173,259	40,000	10.19	11.94	1.75	35,000	35,000
			40,000	10.19	11.04	0.85		34,000
			40,000	7.12	7.66	0.54		21,600
	2001	117,127	80,000	30.12	45.98	15.86		1,268,800
	2000	92,135	40,000	3.91	5.1	1.19	47,600

[1]	The Aggregate Annual Compensations reflects the aggregate of the compensation received by the individual for the year as set out in the Compensation Table in the Company’s proxy circular.

[2]	Dollar amounts set out in this table are in U.S.dollars. The Aggregate Annual Compensation and all stock option exercise prices included in the table above are denominated in Canadian dollars and have been converted from Canadian dollars to U.S. dollars at the average annual historical exchange rates.

[3]	The Revised Option Price presented in the table above has been determined by the Special Committee of the Board of Directors and represents the fair market value of the shares on the TSX on the day immediately prior to the date on which the number of options the recipient was to receive was known and approved. With respect to the Fiscal 2001 option grants to Don Morrison and Larry Conlee, which were made in connection with Messrs. Morrison and Conlee agreeing to join the Company, the Special Committee of the Board of Directors determined the Revised Option Price based on the value of the shares on the TSX on the day immediately prior to the date that the terms of the grant were agreed to between the Company and, respectively, Messrs. Morrison and Conlee. Because these dates are not always the same as the accounting measurement dates, these values do not always equal the values used for accounting purposes under U.S. GAAP.

4	The Aggregate Reimbursement of Benefits Received by the external directors is approximately $0.2 million.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months Ended and Nine Months Ended December 2, 2006
Changes to the Company’s Stock Option Granting Practices
In December 2006, the Board of Directors adopted an interim option granting process, whereby all stock options (including stock options for new hires during a fiscal quarter) would be issued and priced quarterly and approved in advance by the Compensation Committee or the Board of Directors. The Compensation Committee and the newly formed Oversight Committee of the Board are reviewing the interim option granting process in light of evolving best practices and will recommend to the Board any changes required as a result of this review.
Changes to the Company’s Board of Directors, Board Committees and Organizational Structure
The Company grew dramatically during the period covered by the Review, and the Special Committee provided recommendations to expand and enhance the Company’s governance practices to address issues identified during the Review and to better reflect the magnified size and complexity of the Company’s business.
In accordance with the Special Committee’s recommendations and other considerations, the Board has established a new Oversight Committee and implemented changes to the Company’s Board, Audit Committee, Compensation Committee, and Nominating Committee, and has changed various management roles:
•	A new Oversight Committee of the Board has been established whose mandate includes providing oversight into areas typically under the responsibility of management. Among other things, the Oversight Committee will examine executive compensation, the use of stock options as a compensation mechanism, trading by insiders, hiring practices and a general review of activities within the accounting and finance groups. The Oversight Committee will work cooperatively as appropriate with the other board committees. In 2009, the Board and Oversight Committee will determine whether the committee has completed its mandate or whether it should continue and, if so, for what period. The Oversight Committee is comprised of Jim Estill, John Richardson, Barbara Stymiest and John Wetmore, each an independent director of the Company.

•	Consistent with current best practices in corporate governance, the roles of Chairman and CEO have been separated. Mr. Balsillie has voluntarily stepped down from the role of Chairman to allow future consideration of a non-executive Chairman by the Nominating Committee. Mr. Balsillie has retained his leadership roles as Co-CEO and Director.

•	Mr. Richardson has been appointed as Lead Director of the Board of Directors. Mr. Richardson’s responsibilities in that position include: (a) approving information submitted by management to the Board, (b) approving the agenda for Board meetings, (c) leading meetings of the external directors, (d) serving as a liaison between the external directors and the chief executive officers, and (e) being able to call, with due notice, a

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months Ended and Nine Months Ended December 2, 2006
meeting of the Board and/or an executive session of the Board consisting exclusively of external directors.

•	Mr. Cork and Dr. Wright, who were members of the Company’s Compensation Committee, advised the Board that they would not stand for re-election at the upcoming annual general meeting of the Company and tendered their resignations from all committees of the Board. They have each been appointed to the honorary position of Director Emeritus of the Board in recognition of their substantial contributions to the Company over many years.

•	The Board size was increased from seven to nine. Barbara Stymiest (formerly the CEO of the TSX Group and currently the COO of Royal Bank of Canada) and John Wetmore (formerly the President and CEO of IBM Canada and currently a Director of Loblaw Companies Limited) were appointed to the Board as directors. Ms. Stymiest has joined the Audit Committee, the Nominating Committee and the Oversight Committee, and Mr. Wetmore has joined those committees and the Compensation Committee. A candidate selection process is underway to identify two other new independent directors for election to the Board to replace Mr. Cork and Dr. Wright. The Audit Committee is being chaired by Ms. Stymiest, who the Board has determined is an audit committee financial expert, as defined under applicable securities laws.

•	The Nominating Committee of the Board was reconstituted to be comprised of Jim Estill, John Richardson, Barbara Stymiest and John Wetmore. The Nominating Committee will review the board slate prior to its submission to shareholders for the next annual meeting. The Board has mandated that the newly constituted Nominating Committee consider the role of a non-executive Chairman and make recommendations to the Board at its first meeting following the Company’s next annual meeting.

•	Dennis Kavelman moved from his position as Chief Financial Officer of the Company to become the Company’s Chief Operating Officer — Administration and Operations.

•	Brian Bidulka was appointed as the Company’s Chief Accounting Officer and is the Company’s senior financial officer overseeing all financial reporting and compliance activities. Mr. Bidulka, who was not previously involved in the administration of the Company’s stock option program, is also now responsible for administering the Company’s stock option program on an interim basis.

•	The Company is also enhancing its capabilities in U.S. GAAP and in securities disclosure and compliance matters issues by establishing two new permanent full-time positions to be filled, respectively, by an employee with expertise in U.S. GAAP and an employee with expertise in securities disclosure and compliance. The latter employee will be responsible for administering RIM’s stock option granting program.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months Ended and Nine Months Ended December 2, 2006
•	Certain other changes in the roles and responsibilities of less senior members of RIM’s finance group were also made.

•	The Company is in the process of establishing an internal audit department, the head of which will report directly to the Audit Committee.
Review Costs
Included in the Company’s selling, marketing and administrative expenses in fiscal 2007 are legal, accounting and other professional costs incurred by the Company in fiscal 2007 as well as other costs incurred by the Company under indemnity agreements in favor of certain officers and directors of the Company, in each case in connection with the Review, the Restatement and related matters.
Mr. Balsillie and Mr. Lazaridis have voluntarily offered to assist the Company in defraying costs incurred in connection with the Review and the Restatement by contributing up to CAD $10 million (up to CAD $5 million each) of those costs. The Company has agreed to accept this voluntary payment, which is expected to be recorded in fiscal 2008. The amounts will be recorded when received as an increase to paid-in capital.
Regulatory Matters and Litigation
The Company is continuing to cooperate with the SEC, the OSC and the USAO and has reported to them on the results of the Review. At this time, the Company cannot predict what, if any, action may result.
On January 24, 2007, RIM was served with a Notice of Application that was filed with the Ontario Superior Court of Justice — Commercial List by a pension fund that alleges it was a shareholder, seeking various orders against the Company and named directors. On April 27, 2007, RIM was served with a Fresh As Amended Notice of Application (the “Amended Notice of Application”) by the shareholder. The Amended Notice of Application seeks an order for a declaration that various actions of the Company and the named directors were oppressive or unfairly prejudicial to, or unfairly disregard, the interests of the pension fund. In addition, the pension fund seeks various orders that would restrict the members of Company’s Audit Committee and that would add one or more new members to the Board of Directors, and establish a special committee to do an investigation of the Company’s option granting practices. The pension fund seeks, in the alternative, various orders relating to the investigation of RIM’s option granting practices and orders that would affect the Company’s Compensation Committee. Last, the pension fund seeks an order granting it leave to commence a derivative action in the name and on behalf of the Company relating to RIM’s option granting practices, seeking damages and ancillary relief against certain of RIM’s directors. RIM and the other defendants have served notices of motion to strike the claim in whole or in part, and have served a notice of motion to strike summonses to witness issued by the pension fund for the motion to strike the claim. Both motions are pending but no date has been selected for the hearing of either of the motions.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months Ended and Nine Months Ended December 2, 2006
Additional lawsuits, including purported class actions and additional derivative actions, may be filed based upon allegations substantially similar to those described in the Amended Notice of Application or otherwise relating to the Company’s historical option grant practices. The Company does not intend to issue any press releases describing the filing of any such additional lawsuits, except as required by law.
Canadian GAAP Considerations
Prior to fiscal 2004, Canadian GAAP did not generally require accounting for stock-option based compensation arrangements with employees as an expense. For fiscal years 2004 and 2005 (the last year the Company reported under Canadian GAAP), the Company applied fair value accounting for stock options granted or modified in those years as required by new accounting rules introduced under Canadian GAAP. The Company has determined that the accounting impact of the errors in the determination of measurement dates in 2004 and 2005 do not result in a material adjustment to the Canadian GAAP financial statements and, therefore, the Company does not intend to restate its previously filed Canadian GAAP financial statements.
Restatement of Financial Statements
The following tables set forth the effects of the restatement on the Company’s consolidated statements of operations for the three and nine months ended November 26, 2005, the consolidated balance sheet as at March 4, 2006 and the effect on the Company’s net cash provided by operating activities within the consolidated statements of cash flows for the three and nine months ended November 26, 2005. Cash flows from financing and investing activities were not affected by the Restatement.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months Ended and Nine Months Ended December 2, 2006
Consolidated Statements of Operations

	Three months ended November 26, 2005			Nine months ended November 26, 2005
	As Previously	Restatement		As Previously	Restatement
	reported	Adjustments	As Restated	reported	Adjustments	As Restated

	(United States dollars, in thousands, except for per share amounts)

Revenue	$560,596	$—	$560,596	$1,504,626	$—	$1,504,626
Cost of sales	247,851	76	247,927	672,649	241	672,890

Gross margin	312,745	(76)	312,669	831,977	(241)	831,736

Expenses
Research and development	41,567	232	41,799	113,778	787	114,565
Selling, marketing and administration	83,965	549	84,514	219,099	1,871	220,970
Amortization	12,797	—	12,797	34,629	—	34,629
Litigation	26,176	—	26,176	39,291	—	39,291

	164,505	781	165,286	406,797	2,658	409,455

Income from operations	148,240	(857)	147,383	425,180	(2,899)	422,281
Investment income	17,483	—	17,483	46,999	—	46,999

Income before income taxes	165,723	(857)	164,866	472,179	(2,899)	469,280

Provision for income taxes
Current	75,929	—	75,929	85,240	—	85,240
Deferred	(30,355)	485	(29,870)	23,215	1,764	24,979

	45,574	485	46,059	108,455	1,764	110,219

Net income	$120,149	$(1,342)	$118,807	$363,724	$(4,663)	$359,061

Earnings per share
Basic	$0.63	$—	$0.63	$1.91	$(0.02)	$1.89

Diluted	$0.61	$(0.01)	$0.60	$1.84	$(0.02)	$1.82

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months Ended and Nine Months Ended December 2, 2006

Balance Sheet	As at March 4, 2006
	As Previously	Restatement
	Reported	Adjustments	As Restated
	(United States dollars, in thousands)

Assets
Current
Cash and cash equivalents	$459,540	$—	$459,540
Short-term investments	175,553	—	175,553
Trade receivables	315,278	—	315,278
Other receivables	31,861	—	31,861
Inventory	134,523	—	134,523
Other current assets	45,453	—	45,453
Deferred income tax asset	94,789	1,775	96,564

	1,256,997	1,775	1,258,772

Investments	614,309	—	614,309
Capital assets	326,313	—	326,313
Intangible assets	85,929	—	85,929
Goodwill	29,026	—	29,026

	$2,312,574	$1,775	$2,314,349

Liabilities
Current
Accounts payable	$94,954	$—	$94,954
Accrued liabilities	145,330	5,127	150,457
Income taxes payable	17,584	—	17,584
Deferred revenue	20,968	—	20,968
Current portion of long-term debt	262	—	262

	279,098	5,127	284,225

Long-term debt	6,851	—	6,851
Deferred income tax liability	27,858	—	27,858

	313,807	5,127	318,934

Shareholders’ Equity
Capital stock	1,852,554	216,315	2,068,869
Paid-in capital	159	28,535	28,694
Retained earnings	148,028	(248,202)	(100,174)
Accumulated other comprehensive income (loss)	(1,974)	—	(1,974)

	1,998,767	(3,352)	1,995,415

	$2,312,574	$1,775	$2,314,349

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months Ended and Nine Months Ended December 2, 2006

Cash flows from operating activities	Three Months Ended November 26, 2005			Nine Months Ended November 26, 2005
	As Previously	Restatement		As Previously	Restatement
	Reported	Adjustments	As Restated	Reported	Adjustments	As Restated

Net income	$120,149	$(1,342)	$118,807	$363,724	$(4,663)	$359,061
Items not requiring an outlay of cash:
Amortization	21,464	—	21,464	60,657	—	60,657
Deferred income taxes	(32,818)	(131)	(32,949)	16,103	(409)	15,694
Share-based payment	41	512	553	41	1,791	1,832
Other	294	—	294	340	—	340
Net changes in working capital items	39,156	961	40,117	17,113	3,281	20,394

	$148,286	$—	$148,286	$457,978	$—	$457,978

Special Note Regarding Forward-Looking Statements
This document contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. The words “expect”, “anticipate”, “estimate”, “may”, “will”, “should”, “intend”, “believe”, “plan” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors, which are discussed in greater detail in the “Risk Factors” section of RIM’s Annual Information Form, which is included in RIM’s Annual Report on Form 40-F (copies of such filings may be obtained at www.sedar.com and www.sec.gov):
•	third-party claims for infringement of intellectual property rights by RIM and the outcome of any litigation with respect thereto;

•	RIM’s ability to successfully obtain patent or other proprietary or statutory protection for its technologies and products;

•	RIM’s ability to obtain rights to use software or components supplied by third parties;

•	risks related to RIM’s internal review of its stock option granting practices, the restatement of its previously filed financial statements as a result of the review, and regulatory investigations or litigation relating to those matters;

•	RIM’s ability to enhance current products and develop new products;

•	the efficient and uninterrupted operation of RIM’s network operations center and the networks of its carrier partners;

•	RIM’s ability to establish new, and to build on existing, relationships with its network carrier partners and distributors;

•	RIM’s dependence on its carrier partners to grow its BlackBerry subscriber account base;

•	RIM’s dependence on a limited number of significant customers;

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months Ended and Nine Months Ended December 2, 2006
•	the occurrence or perception of a breach of RIM’s security measures, or an inappropriate disclosure of confidential or personal information;

•	intense competition within RIM’s industry, including the possibility that strategic transactions by RIM’s competitors or carrier partners could weaken RIM’s competitive position or that RIM may be required to reduce its prices to compete effectively;

•	the continued quality and reliability of RIM’s products;

•	RIM’s reliance on its suppliers for functional components and the risk that suppliers will not be able to supply components on a timely basis or in sufficient quantities;

•	effective management of growth and ongoing development of RIM’s service and support operations;

•	risks associated with acquisitions, investments and other business initiatives;

•	risks associated with RIM’s expanding foreign operations;

•	reduced spending by customers due to the uncertainty of economic and geopolitical conditions;

•	dependence on key personnel and RIM’s ability to attract and retain key personnel;

•	reliance on third-party network infrastructure developers and software platform vendors;

•	foreign exchange risks;

•	changes in interest rates affecting RIM’s investment portfolio and the creditworthiness of its investment portfolio;

•	RIM’s ability to manage production facilities and its reliance on third-party manufacturers for certain products;

•	risks associated with short product life cycles;

•	government regulation of wireless spectrum and radio frequencies;

•	restrictions on import of RIM’s products in certain countries due to encryption of the products;

•	the costs and burdens of compliance with new government regulations;

•	continued use and expansion of the Internet;

•	regulation, certification and health risks and risks relating to the misuse of RIM’s products;

•	tax liabilities, resulting from changes in tax laws or otherwise, associated with RIM’s worldwide operations; and

•	difficulties in forecasting RIM’s quarterly financial results and the growth of its subscriber base.
These factors should be considered carefully, and readers should not place undue reliance on RIM’s forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Overview
RIM is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, short messaging service (SMS), Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s products, services and embedded technologies are used by thousands of organizations around the world and include

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months Ended and Nine Months Ended December 2, 2006
the BlackBerry® wireless platform, software development tools, and other hardware and software. The Company’s sales and marketing efforts include collaboration with strategic partners and distribution channel relationships to promote the sales of its products and services as well as its own supporting sales and marketing teams.
Sources of Revenue
RIM’s primary revenue stream is its BlackBerry wireless platform, which includes sales of wireless devices, software and service. The BlackBerry wireless platform provides users with a wireless extension of their work and personal email accounts, including Microsoft® Outlook®, Lotus Notes®, Novell® GroupWise®, MSN®/Hotmail, Yahoo! Mail®, POP3/ISP email and others.
RIM generates hardware revenues from sales, primarily to carriers, of BlackBerry wireless devices, which provide users with the ability to send and receive wireless messages and data. RIM’s BlackBerry wireless devices also incorporate a mobile phone, a personal information manager (PIM) including contact, calendar, tasks and memo functionality, which can synchronize with the user’s desktop PIM system, and web-browsing capability. Certain BlackBerry devices also include multimedia capabilities.
RIM generates service revenues from billings to its BlackBerry subscriber account base primarily from a monthly infrastructure access fee to a carrier/distributor where a carrier or other distributor bills the BlackBerry subscriber. The BlackBerry subscriber account base is the total of all subscriber accounts that have an active status at the end of a reporting period. Each carrier instructs RIM to create subscriber accounts and determines whether the subscriber account should have an active status. That carrier is charged a service fee for each subscriber account each month regardless of the amount of data traffic the subscriber passes over the BlackBerry architecture. If a carrier informs RIM to deactivate the subscriber account, then RIM no longer includes that subscriber account in its BlackBerry subscriber account base and ceases billing from the date of notification of deactivation. On a quarterly basis, RIM may make an estimate of pending deactivations for certain carriers that do not use a fully-integrated provisioning system. It is, however, the carrier’s responsibility to report changes to the subscriber account status on a timely basis to RIM. The number of subscriber accounts is a non-financial metric and is intended to highlight the change in RIM’s subscriber base and should not be relied upon as an indicator of RIM’s financial performance. The number of subscriber accounts does not have any standardized meaning prescribed by U.S. GAAP and may not be comparable to similar metrics presented by other companies.
An important part of RIM’s BlackBerry wireless platform is the software that is installed on corporate servers. Software revenues include fees from (i) licensing RIM’s BlackBerry Enterprise Server™ (“BES”) software; (ii) client access licenses (“CALs”), which are charged for each subscriber using the BlackBerry service via a BES; (iii) maintenance and upgrades to software; and (iv) technical support.
RIM also offers the BlackBerry Connect™ and BlackBerry Built-In™ Licensing Programs, which enable leading device manufacturers to equip their handsets with BlackBerry functionality, in order that users and organizations can connect to BlackBerry wireless services on a broader selection of devices and operating systems. BlackBerry Connect technology enables a variety of leading manufacturers to take advantage of proven BlackBerry architecture to automatically deliver email and other data to a broader choice of wireless devices, operating systems and email applications. BlackBerry Built-In technology enables

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months Ended and Nine Months Ended December 2, 2006
leading manufacturers to incorporate popular BlackBerry applications into their mobile phones and handheld devices in addition to supporting “push”-based BlackBerry wireless services.
Revenues are also generated from sales of accessories, repair and maintenance programs and non-recurring engineering services (“NRE”).
Critical Accounting Policies and Estimates
General
The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions with respect to the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are based upon management’s historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates.
The Company’s critical accounting policies and estimates have been reviewed and discussed with the Company’s Audit Committee and are set out below. Except as noted below, there have been no changes to the Company’s critical accounting policies and estimates from those disclosed as at March 4, 2006.
Revenue recognition
The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the product has been delivered or the services have been provided to the customer, the sales price is fixed or determinable and collectibility is reasonably assured. In addition to this general policy, the following paragraphs describe the specific revenue recognition policies for each major category of revenue.
Devices
Revenue from the sale of BlackBerry devices is recognized when title is transferred to the customer and all significant contractual obligations that affect the customer’s final acceptance have been fulfilled. For hardware products for which the software is deemed not to be incidental, the Company recognizes revenue in accordance with the American Institute of Certified Public Accountants Statement of Position 97-2, Software Revenue Recognition (“SOP 97-2”).
Provisions are made at the time of sale for warranties, royalties and estimated product returns. If the historical data the Company uses to estimate product returns does not properly reflect future returns, these estimates could be revised. Future returns, if they were higher than estimated, would result in a reduction of revenue. To date, returns of devices and other products have been negligible. As a result, the Company’s accrual with respect to such product returns is not significant.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months Ended and Nine Months Ended December 2, 2006
Service
Revenue is recognized rateably on a monthly basis when the service is provided. In instances where the Company bills the customer prior to performing the service, the prebilling is recorded as deferred revenue. Refer to “Sources of Revenue” for more information on the calculation of the number of subscriber accounts.
Software
Revenue from licensed software is recognized at the inception of the licence term and in accordance with SOP 97-2. When the fair value of a delivered element has not been established, the Company uses the residual method to recognize revenue if the fair value of undelivered elements is determinable. Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period that such items are delivered or that services are provided.
Other
Revenue from the sale of accessories is recognized when title is transferred to the customer and all significant contractual obligations that affect the customer’s final acceptance have been fulfilled. Revenue for non-recurring engineering contracts is recognized as specific contract milestones are met. The attainment of milestones approximates actual performance. Revenue from repair and maintenance programs is recognized when the service is delivered which is when the title is transferred to the customer and all significant contractual obligations that affect the customer’s final acceptance have been fulfilled.
Multiple-Element Arrangements
The Company enters into transactions that represent multiple-element arrangements, which may include any combination of hardware, service and software. These multiple-element arrangements are assessed to determine whether they can be separated into more than one unit of accounting or element for the purpose of revenue recognition. When the appropriate criteria for separating revenue into more than one unit of accounting is met and there is vendor specific objective evidence of fair value for all units of accounting or elements in an arrangement, the consideration is allocated to the separate units of accounting or elements based on each unit’s relative fair value. This vendor specific objective evidence of fair value is established through prices charged for each revenue element when that element is sold separately. The revenue recognition policies described above are then applied to each unit of accounting.
Allowance for Doubtful Accounts and Bad Debt Expense
The Company is dependent on a number of significant customers and on large complex contracts with respect to sales of the majority of its products, software and services. The Company expects increasing trade receivables balances with its large customers to continue as it sells an increasing number of its wireless handheld and software products and service relay access through network

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months Ended and Nine Months Ended December 2, 2006
carriers and resellers rather than directly. The Company evaluates the collectibility of its trade receivables based upon a combination of factors on a periodic basis.
When the Company becomes aware of a specific customer’s inability to meet its financial obligations to the Company (such as in the case of bankruptcy filings or material deterioration in the customer’s financial position and payment experience), RIM records a specific bad debt provision to reduce the customer’s related trade receivable to its estimated net realizable value. If circumstances related to specific customers change, the Company’s estimates of the recoverability of trade receivables could be further adjusted.
Inventory
Raw materials are stated at the lower of cost and replacement cost. Work in process and finished goods inventories are stated at the lower of cost and net realizable value. Cost includes the cost of materials plus direct labor applied to the product and the applicable share of manufacturing overhead. Cost is determined on a first-in-first-out basis.
The Company’s policy for the valuation of inventory, including the determination of obsolete or excess inventory, requires management to estimate the future demand for the Company’s products within specific time horizons. Inventory purchases and purchase commitments are based upon such forecasts of future demand and scheduled rollout of new products. The business environment in which RIM operates is subject to rapid changes in technology and customer demand. The Company performs an assessment of inventory during each reporting period, which includes a review of, among other factors, demand requirements, component part purchase commitments of the Company and certain key suppliers, product life cycle and development plans, component cost trends, product pricing and quality issues. If customer demand subsequently differs from the Company’s forecasts, requirements for inventory write-offs that differ from the Company’s estimates could become necessary. If management believes that demand no longer allows the Company to sell inventories above cost or at all, such inventory is written down to realizable value or excess inventory is written off.
Valuation of long-lived assets, intangible assets and goodwill
The Company assesses the impairment of identifiable intangibles, long-lived assets and goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable.
Intangible assets are stated at cost less accumulated amortization and are comprised of licenses, patents and acquired technology. A significant component of intangible assets is the net book value of licenses. Under certain license agreements, RIM is committed to current and future royalty payments based on the sales of products using certain licensed technologies. The Company recognizes its liability for royalty payments in accordance with the terms of the license agreements. Where license agreements are not yet finalized, RIM recognizes its current estimates of the obligation in Accrued liabilities on the Consolidated Balance Sheets. When the license agreements are subsequently finalized, the estimate is revised accordingly. License agreements involving up-front lump sum payments are capitalized as part of intangible assets and are then amortized over the lesser of five years or on a per unit basis based upon the Company’s projected number of units to be sold during the terms of the license agreements. See “Results

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months Ended and Nine Months Ended December 2, 2006
of Operations — Amortization”. Unforeseen events, changes in circumstances and market conditions, and material differences in the value of licenses and other long-lived assets, intangible assets and goodwill due to changes in estimates of future cash flows could affect the fair value of the Company’s assets and require an impairment charge. Intangible assets are reviewed quarterly to determine if any events have occurred that would warrant further review. In the event that a further assessment is required, the Company will analyze estimated undiscounted future cash flows to determine whether the carrying value of the intangible asset will be recovered.
Patents include all costs necessary to acquire intellectual property such as patents and trademarks as well as legal costs arising out of any litigation relating to the assertion of any Company-owned patents. If the Company is not successful in any such litigation to protect its patents, RIM will review the related intangible asset balance, including previously capitalized litigation costs, for impairment.
In connection with business acquisitions completed by the Company, the Company identifies and estimates the fair value of net assets acquired, including certain identifiable intangible assets other than goodwill and liabilities assumed in the acquisitions. Any excess of the purchase price over the estimated fair value of the net assets acquired is assigned to goodwill. Goodwill is assessed for impairment on an annual basis.
Litigation
As more fully disclosed in the Consolidated Financial Statements the Company was the defendant in a patent litigation matter brought by NTP, Inc. (“NTP”) alleging that the Company infringed on eight of NTP’s patents (See “Results of Operations — Litigation” and note 16(b) to the Consolidated Financial Statements).
On March 3, 2006, the Company and NTP signed definitive licensing and settlement agreements. All terms of the agreement were finalized and the litigation against RIM was dismissed by a court order on March 3, 2006. The agreement eliminated the need for any further court proceedings or decisions relating to damages or injunctive relief. On March 3, 2006, RIM paid NTP $612.5 million in full and final settlement of all claims against RIM, as well as for a perpetual, fully-paid up license going forward. In addition, in connection with this litigation, the Company recorded an expense of $26.2 million in the third quarter of fiscal 2006 to account for incremental current and estimated legal and professional fees.
Warranty
The Company provides for the estimated costs of product warranties at the time revenue is recognized. BlackBerry devices are generally covered by a time-limited warranty for varying periods of time. The Company’s warranty obligation is affected by product failure rates, differences in warranty periods, regulatory developments with respect to warranty obligations in the countries in which the Company carries on business, freight expense, and material usage and other related repair costs.
The Company’s estimates of costs are based upon historical experience and expectations of future return rates and unit warranty repair cost. To the extent that the Company experiences changes in warranty

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months Ended and Nine Months Ended December 2, 2006
activity, or changes to costs associated with servicing those obligations, revisions to the estimated warranty liability would be required.
Earnings Sensitivity
The Company estimates that a 10% change to either the current average unit warranty repair cost, measured against the device sales volumes currently under warranty as at December 2, 2006, or to the current average warranty return rate, would have resulted in adjustments to warranty expense and pre-tax earnings of approximately $3.2 million.
Investments
The Company’s investments are classified as available-for-sale under SFAS 115 and are carried at fair value. Changes in fair values are accounted for through accumulated other comprehensive income, until such investments mature or are sold. The Company does not exercise significant influence with respect to any of these investments.
The Company assesses declines in the value of individual investments for impairment to determine whether the decline is other-than-temporary. The Company makes this assessment by considering available evidence, including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the market value has been less than cost, the financial condition, the near-term prospects of the individual investment and the Company’s intent to hold the debt securities to maturity. In the event that a decline in the fair value of an investment occurs and the decline in value is considered to be other—than-temporary, an appropriate write-down would be recorded.
Income taxes
In accordance with SFAS 109, Accounting for Income Taxes, the Company uses the liability method of tax allocation to account for income taxes. Under this method, deferred income tax assets and liabilities are determined based upon differences between the financial reporting and tax bases of assets and liabilities, and measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company’s deferred income tax asset balance represents temporary differences between the financial reporting and tax basis of assets and liabilities, including research and development costs and incentives, financing costs, capital assets, non-deductible reserves, and operating loss carryforwards, net of valuation allowances. The Company considers both positive evidence and negative evidence, to determine whether, based upon the weight of that evidence, a valuation allowance is required. Judgment is required in considering the relative impact of negative and positive evidence. The Company records a valuation allowance to reduce deferred income tax assets to the amount that is more likely than not to be realized.
If RIM determines that it is more likely than not that it will not be able to realize all or part of its deferred income tax assets in future fiscal periods, the valuation allowance would be increased, resulting in a decrease to net income in the reporting periods when such determinations are made.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months Ended and Nine Months Ended December 2, 2006
The Company’s provision for income taxes is based on a number of estimates and assumptions as determined by management and is calculated in each of the jurisdictions in which it conducts business. The consolidated income tax rate is affected by the amount of net income earned in various operating jurisdictions and the rate of taxes payable in respect of that income. RIM enters into transactions and arrangements in the ordinary course of business in which the tax treatment is not entirely certain. In particular, certain countries in which it operates could seek to tax a greater share of income than has been provided. The final outcome of any audits by taxation authorities may differ from estimates and assumptions used in determining the Company’s consolidated tax provision and accruals, which could result in a material effect on the consolidated income tax provision and the net income for the period in which such determinations are made.
The Company uses the flow-through method to account for investment tax credits (“ITCs”) earned on eligible scientific research and experimental development (“SR&ED”) expenditures. Under this method, the ITCs are recognized as a reduction to income tax expense.
Share-Based Payment
The Company has an incentive stock option plan for directors, officers and employees of the Company or its subsidiaries.
Effective March 5, 2006, the Company adopted the provisions of SFAS 123(R). Under the provisions of SFAS 123(R), stock-based compensation expense is estimated at the grant date based on the award’s fair value as calculated by the Black-Scholes-Merton (“BSM”) option-pricing model and is recognized rateably over the requisite service period. The BSM model requires various judgmental assumptions including volatility, forfeiture rates and expected option life. If any of the assumptions used in the BSM model change significantly, stock-based compensation expense may differ materially in the future from that recorded in the current period.
The BSM option-pricing model used in SFAS 123(R) is consistent with that used in pro forma disclosures under SFAS No. 123. The Company is using the modified prospective transition (“MPT”) method as permitted by SFAS 123(R) to record stock-based compensation expense and accordingly prior periods have not been restated to reflect the impact of SFAS 123(R). Stock-based compensation expense calculated using the MPT approach is recognized on a prospective basis in the financial statements for all new and unvested stock options that are ultimately expected to vest as the requisite service is rendered beginning in the Company’s fiscal 2007 year. Stock-based compensation expense for awards granted prior to fiscal 2007 is based on the grant-date fair value as determined under the pro forma provisions of SFAS 123. As a result of the Company adopting SFAS 123(R) in the first quarter of fiscal 2007, the Company’s net income for the nine months ended December 2, 2007 included stock-based compensation of $13.6 million, or $0.07 per share basic and diluted. (See also note 12 to the Consolidated Financial Statements).
Prior to fiscal 2007, the Company accounted for stock-based compensation using APB 25 and related interpretations. Under APB 25, compensation expense is measured as of the date on which the number of shares and exercise price become fixed. Generally, this occurs on the grant date and the award is accounted for as a fixed award. If the number of shares and grant price are not fixed as of the grant date,

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months Ended and Nine Months Ended December 2, 2006
the stock option is accounted for as a variable award until such time as the number of shares and/or exercise prices become fixed, or the stock option is exercised, is cancelled, or expires.
In accordance with SFAS 123(R), beginning in fiscal 2007, the Company has presented excess tax benefits from the exercise of stock-based compensation awards as a financing activity in the consolidated statement of cash flows.
In connection with the Review and the Restatement, the Company has applied judgment in choosing whether to revise certain measurement dates for prior option grants. Information regarding the Restatement, is set forth above under “Explanatory Note Regarding the Restatement of Previously Issued Financial Statements immediately preceding this MD&A and in note 3, to the Consolidated Financial Statements.
At the Company’s Annual General Meeting on July 18, 2005, shareholders approved the establishment of the Restricted Share Unit (“RSU”) Plan. The eligible participants under the RSU Plan include any officer or employee of the Company or its subsidiaries. RSUs are redeemed for either common shares issued by the Company, common shares purchased on the open market or the cash equivalent on the vesting dates established by the Company. Compensation expense, based on the fair value of the Company’s shares at the date of the grant, will be recognized upon issuance of RSUs over the RSU vesting period.
Common Shares Outstanding
On May 10, 2007, there were 185.9 million voting common shares, 6.4 million options to purchase voting common shares and no Restricted Share Units outstanding.
Summary Results of Operations — Third Quarter of Fiscal 2007 Compared to the Third Quarter of Fiscal 2006
The following table sets forth certain unaudited consolidated statement of operations data, which is expressed in thousands of dollars and as a percentage of revenue for the interim periods indicated, as well as unaudited consolidated balance sheet data, which is expressed in thousands of dollars, as at December 2, 2006 and November 26, 2005:

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months Ended and Nine Months Ended December 2, 2006

	As at and for the Three Months Ended
					Change
			November 26, 2005		Q3 Fiscal
	December 2, 2006		(as restated) (1)		2007/2006
	(in thousands, except for per share amounts)
Revenue	$835,053	100.0%	$560,596	100.0%	$274,457
Cost of sales	382,422	45.8%	247,927	44.2%	134,495

Gross margin	452,631	54.2%	312,669	55.8%	139,962

Expenses
Research and development	61,184	7.3%	41,799	7.5%	19,385
Selling, marketing and administration	146,569	17.6%	84,514	15.1%	62,055
Amortization	20,334	2.4%	12,797	2.3%	7,537

Sub-total	228,087	27.3%	139,110	24.8%	88,977

Litigation (2)	—	0.0%	26,176	4.7%	(26,176)

	228,087	27.3%	165,286	29.5%	62,801

Income from operations	224,544	26.9%	147,383	26.3%	77,161
Investment income	12,666	1.5%	17,483	3.1%	(4,817)

Income before income taxes	237,210	28.4%	164,866	29.4%	72,344
Provision for income taxes (3)	62,018	7.4%	46,059	8.2%	15,959

Net income	$175,192	21.0%	$118,807	21.2%	$56,385

Earnings per share
Basic	$0.95		$0.63		$0.32

Diluted	$0.92		$0.60		$0.32

Weighted-average number of shares outstanding (000’s)
Basic	184,321		189,341
Diluted	189,821		196,411

Total assets	$2,769,520		$2,815,622
Total liabilities	$478,558		$845,147
Total long-term liabilities	$32,786		$6,704
Shareholders’ equity	$2,290,962		$1,970,475
Notes:

(1)	See “Explanatory Note Regarding Restatement of Previously Issued Financial Statements” and note 3 to the Consolidated Financial Statements.

(2)	See “Results of Operations — Litigation” and note 16(b) to the Consolidated Financial Statements.

(3)	See “Results of Operations — Income Taxes” and note 10 to the Consolidated Financial Statements.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months Ended and Nine Months Ended December 2, 2006
As more fully disclosed under “Explanatory Note Regarding Restatement of Previously Issued Financial Statements”, the Company has determined that the cumulative, non-cash stock-based compensation expense for options granted between 1999 and 2006 was approximately $248.2 million up to the end of fiscal 2006. The impact of the restatement adjustments decreased the previously reported preliminary diluted net income per share for the quarter ended December 2, 2006 and the previously reported diluted net income per share for the quarter ended November 2, 2005 by $0.01 and $0.01. The restatement adjustments did not have any impact on gross margin percentage for the periods indicated. The restatement adjustments increased the percentage of revenue impact on research and development by nil and 0.1% respectively and the impact on selling, marketing and administration expense by 0.1% and 0.1% for the same periods noted above.
Executive Summary
Revenue for the third quarter of fiscal 2007 was $835.1 million, an increase of $274.5 million, or 49.0%, from $560.6 million in the third quarter of fiscal 2006. The number of BlackBerry devices sold increased by 685,000, or 60.7%, to approximately 1,814,000 in the third quarter of fiscal 2007, compared to approximately 1,129,000 during the third quarter of fiscal 2006. Device revenue increased by $233.7 million, or 59.6% to $625.6 million, reflecting the higher number of devices sold. Service revenue increased by $38.7 million to $142.5 million, reflecting the Company’s increase in BlackBerry subscriber accounts during the period. Software revenue increased by $3.6 million to $43.2 million in the third quarter of fiscal 2007.
The Company’s net income increased by $56.4 million to $175.2 million, or $0.95 basic earnings per share (“basic EPS”) and $0.92 diluted earnings per share (“diluted EPS”), in the third quarter of fiscal 2007, compared to net income of $118.8 million, or $0.63 basic EPS and $0.60 diluted EPS, in the third quarter of fiscal 2006. The $56.4 million increase in net income in the third quarter of fiscal 2007 primarily reflects an increase in gross margin in the amount of $140.0 million, which was partially offset by an increase of $81.4 million in the Company’s research and development expenses and sales and marketing programs. Fiscal 2006 third quarter operating results also included a litigation accrual in the amount of $26.2 million relating to the NTP matter (see “Results of Operations-Litigation” and note 16(b) to the Consolidated Financial Statements). Fiscal 2007 third quarter net income also includes the effect of the Company adopting SFAS 123(R), resulting in an after-tax stock-based compensation expense in the amount of $4.0 million, or $0.02 diluted EPS.
A more comprehensive analysis of these factors is contained in “Results of Operations”.
Selected Quarterly Financial Data
The following tables set forth RIM’s restated unaudited quarterly consolidated results of operations data for each of the eight most recent quarters including the quarter ended December 2, 2006. The first table presents the information as previously reported for the fourth quarter of fiscal 2005, the four quarters in fiscal 2006 and the first quarter of fiscal 2007. The second table presents the adjustments relating to the Restatement as it applies to these quarters. The third table presents the information reflecting the restatement on those quarters. The information has been derived from RIM’s unaudited interim

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months Ended and Nine Months Ended December 2, 2006
Consolidated Financial Statements that, in management’s opinion, have been prepared on a basis consistent with the Consolidated Financial Statements and include all adjustments necessary for a fair presentation of information when read in conjunction with the Consolidated Financial Statements. RIM’s quarterly operating results have varied substantially in the past and may vary substantially in the future. Accordingly, the information below is not necessarily indicative of results for any future quarter.

								Fiscal Year
	Fiscal Year 2007			Fiscal Year 2006				2005
	Third	Second	First	Fourth	Third	Second	First	Fourth
	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter
			(as previously reported) (1)
	(in thousands, except per share data)
Revenue	$835,053	$658,541	$613,116	$561,219	$560,596	$490,082	$453,948	$404,802
Gross margin	$452,631	$370,085	$337,847	$308,653	$312,745	$269,015	$250,217	$229,924

Research and development, Selling, marketing and administration, and Amortization	228,087	190,582	174,844	151,494	138,329	121,489	107,688	94,785
Litigation (2)	—	—	—	162,500	26,176	6,640	6,475	294,194
Investment income	(12,666)	(12,606)	(12,051)	(19,219)	(17,483)	(15,700)	(13,816)	(11,926)

Income (loss) before income taxes	237,210	192,109	175,054	13,878	165,723	156,586	149,870	(147,129)

Provision for (recovery of) income taxes (3)	62,018	51,957	45,281	(4,476)	45,574	45,531	17,350	(144,556)

Net income (loss)	$175,192	$140,152	$129,773	$18,354	$120,149	$111,055	$132,520	$(2,573)

Earnings (loss) per share
Basic	$0.95	$0.76	$0.70	$0.10	$0.63	$0.58	$0.70	$(0.01)
Diluted	$0.92	$0.74	$0.68	$0.10	$0.61	$0.56	$0.67	$(0.01)

Research and development	$61,184	$55,846	$51,518	$43,851	$41,567	$37,677	$34,534	$29,076
Selling, marketing and administration	146,569	116,283	107,255	92,321	83,965	72,263	62,871	56,595
Amortization	20,334	18,453	16,071	15,322	12,797	11,549	10,283	9,114

	$228,087	$190,582	$174,844	$151,494	$138,329	$121,489	$107,688	$94,785

Notes:

(1)	See “Explanatory Note Regarding Restatement of Previously Issued Financial Statements” and note 3 to the Consolidated Financial Statements.

(2)	See “Results of Operations — Litigation” and note 16(b) to the Consolidated Financial Statements.

(3)	See “Results of Operations — Income Taxes” and note 10 to the Consolidated Financial Statements.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months Ended and Nine Months Ended December 2, 2006

								Fiscal Year
	Fiscal Year 2007			Fiscal Year 2006				2005
	Third	Second	First	Fourth	Third	Second	First	Fourth
	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter
			(restatement) (1)
	(in thousands, except per share data)
Revenue	$—	$—	$—	$—	$—	$—	$—	$—
Gross margin	$—	$—	$(119)	$(142)	$(76)	$(61)	$(104)	$(86)

Research and development, Selling, marketing and administration, and Amortization	—	—	1,007	1,497	781	779	1,098	575
Litigation (2)	—	—	—	—	—	—	—	—
Investment income	—	—	—	—	—	—	—	—

Income (loss) before income taxes	—	—	(1,126)	(1,639)	(857)	(840)	(1,202)	(661)

Provision for (recovery of) income taxes (3)	—	—	(197)	1,120	485	928	351	2,786

Impact on Net income (loss)	$—	$—	$(929)	$(2,759)	$(1,342)	$(1,768)	$(1,553)	$(3,447)

Impact on Earnings (loss) per share
Basic	$—	$—	$(0.01)	$(0.02)	$—	$(0.01)	$(0.01)	$(0.02)
Diluted	$—	$—	$(0.01)	$(0.02)	$(0.01)	$(0.01)	$(0.01)	$(0.02)

Research and development	$—	$—	$304	$471	$232	$212	$343	$235
Selling, marketing and administration	—	—	703	1,026	549	567	755	340
Amortization	—	—	—	—	—	—	—	—

	$—	$—	$1,007	$1,497	$781	$779	$1,098	$575

Notes:

(1)	See “Explanatory Note Regarding Restatement of Previously Issued Financial Statements” and note 3 to the Consolidated Financial Statements.

(2)	See “Results of Operations — Litigation” and note 16(b) to the Consolidated Financial Statements.

(3)	See “Results of Operations — Income Taxes” and note 10 to the Consolidated Financial Statements.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months Ended and Nine Months Ended December 2, 2006

								Fiscal Year
	Fiscal Year 2007			Fiscal Year 2006				2005
	Third	Second	First	Fourth	Third	Second	First	Fourth
	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter
			(as restated) (1)
	(in thousands, except per share data)
Revenue	$835,053	$658,541	$613,116	$561,219	$560,596	$490,082	$453,948	$404,802
Gross margin	$452,631	$370,085	$337,728	$308,511	$312,669	$268,954	$250,113	$229,838

Research and development, Selling, marketing and administration, and Amortization	228,087	190,582	175,851	152,991	139,110	122,268	108,786	95,360
Litigation (2)	—	—	—	162,500	26,176	6,640	6,475	294,194
Investment income	(12,666)	(12,606)	(12,051)	(19,219)	(17,483)	(15,700)	(13,816)	(11,926)

Income (loss) before income taxes	237,210	192,109	173,928	12,239	164,866	155,746	148,668	(147,790)

Provision for (recovery of) income taxes (3)	62,018	51,957	45,084	(3,356)	46,059	46,459	17,701	(141,770)

Net income (loss)	$175,192	$140,152	$128,844	$15,595	$118,807	$109,287	$130,967	$(6,020)

Earnings (loss) per share
Basic	$0.95	$0.76	$0.69	$0.08	$0.63	$0.57	$0.69	$(0.03)
Diluted	$0.92	$0.74	$0.67	$0.08	$0.60	$0.55	$0.66	$(0.03)

Research and development	$61,184	$55,846	$51,822	$44,322	$41,799	$37,889	$34,877	$29,311
Selling, marketing and administration	146,569	116,283	107,958	93,347	84,514	72,830	63,626	56,935
Amortization	20,334	18,453	16,071	15,322	12,797	11,549	10,283	9,114

	$228,087	$190,582	$175,851	$152,991	$139,110	$122,268	$108,786	$95,360

Notes:

(1)	See “Explanatory Note Regarding Restatement of Previously Issued Financial Statements” and note 3 to the Consolidated Financial Statements.

(2)	See “Results of Operations — Litigation” and note 16(b) to the Consolidated Financial Statements.

(3)	See “Results of Operations — Income Taxes” and note 10 to the Consolidated Financial Statements.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months Ended and Nine Months Ended December 2, 2006
Results of Operations
Three months ended December 2, 2006 compared to the three months ended November 26, 2005
The consolidated statement of operations information below for the three months ended November 26, 2005 has been restated. See “Explanatory Note Regarding Restatement of Previously Issued Financial Statements” and note 3 to the Consolidated Financial Statements.
Revenue
Revenue for the third quarter of fiscal 2007 was $835.1 million, an increase of $274.5 million, or 49.0%, from $560.6 million in the third quarter of fiscal 2006.
A comparative breakdown of the significant revenue streams is set forth in the following table:

					Change - Fiscal
	Q3 Fiscal 2007		Q3 Fiscal 2006		2007/2006

Number of devices sold	1,814,000		1,129,000		685,000	60.7%

ASP	$345		$347		$(2)	(0.6%)

Revenues
Devices	$625,626	74.9%	$391,880	69.9%	$233,746	59.6%
Service	142,532	17.1%	103,839	18.5%	38,693	37.3%
Software	43,235	5.2%	39,594	7.1%	3,641	9.2%
Other	23,660	2.8%	25,283	4.5%	(1,623)	(6.4%)

	$835,053	100.0%	$560,596	100.0%	$274,457	49.0%

Device revenue increased by $233.7 million, or 59.6%, to $625.6 million, or 74.9% of consolidated revenue, in the third quarter of fiscal 2007 compared to $391.9 million, or 69.9% of consolidated revenue in the third quarter of fiscal 2006. This increase in device revenue over the prior year’s period is attributable to the volume increase of 685,000 devices, or 60.7%, to approximately 1,814,000 devices sold in the third quarter of fiscal 2007, compared to approximately 1,129,000 devices sold in the third quarter of fiscal 2006. The increase in device shipments in the third quarter of fiscal 2007 when compared to the second quarter of fiscal 2007 shipments of approximately 1,360,000 primarily reflects the impact of new product launches in the quarter. ASP decreased slightly to $345 in the third quarter of fiscal 2007 from $347 in the third quarter of fiscal 2006 due primarily to a change in BlackBerry device mix. As RIM expands its market focus into the consumer market and as the technology continues to mature, the Company expects the ASP to continue to decline. ASP is dependant on projected future sales volumes, device mix, new device introductions for the Company’s enterprise, prosumer and consumer offerings as well as pricing by competitors in the industry.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months Ended and Nine Months Ended December 2, 2006
The Company estimates that a $10 or 2.9% change in overall ASP would result in a quarterly revenue change of approximately $18 million, based upon the Company’s volume of devices shipped in the third quarter of fiscal 2007.
Service revenue increased $38.7 million, or 37.3%, to $142.5 million and comprised 17.1% of consolidated revenue in the third quarter of fiscal 2007, compared to $103.8 million, or 18.5% of consolidated revenue in the third quarter of fiscal 2006. BlackBerry subscriber account additions increased by net 875,000 to approximately 7 million subscriber accounts as at December 2, 2006 with approximately 27% of RIM’s subscriber account base being outside of North America, compared to an increase of net 645,000 during the third quarter of fiscal 2006 to approximately 4.3 million subscriber accounts as at November 26, 2005. The increase in subscriber accounts in the third quarter of fiscal 2007 when compared to the second quarter of fiscal 2007 additions of approximately net 705,000 primarily reflects the impact of the new product launches noted above.
Software revenue includes fees from licensed BES software, CALs, technical support, maintenance and upgrades. Software revenue increased $3.6 million to $43.2 million and comprised 5.2% of consolidated revenue in the third quarter of fiscal 2007, compared to $39.6 million, or 7.1% of consolidated revenue, in the third quarter of fiscal 2006.
Other revenue, which includes accessories, non-warranty repairs and NRE, decreased by $1.6 million to $23.7 million in the third quarter of fiscal 2007 compared to $25.3 million in the third quarter of fiscal 2006. The majority of the decrease was attributable to decreases in NRE and other revenue, offset in part by an increase in non-warranty repair and accessories revenue.
Gross Margin
Gross margin increased by $140.0 million, or 44.8%, to $452.6 million, or 54.2% of revenue, in the third quarter of fiscal 2007, compared to $312.7 million, or 55.8% of revenue, in the same period of the previous fiscal year. The 1.6% decline in consolidated gross margin percentage was primarily due to a higher percentage of device shipments which comprised 74.9% of the total revenue mix in the third quarter of fiscal 2007 compared to 69.9% in the third quarter of fiscal 2006, changes in the BlackBerry device mix and certain charges relating to inventory obsolescence for older products. Gross margin percentage for devices are generally lower than the Company’s consolidated gross margin percentage. The decrease in gross margin percentage relating to the increase in percentage of device shipments, was offset in part by improved service margins resulting from cost efficiencies in RIM’s network operations infrastructure as a result of the increase in the BlackBerry subscriber account base and a decline in certain fixed costs as a percentage of consolidated revenue as the Company continues to realize economies of scale in its manufacturing operations.
Research and Development, Selling, Marketing and Administration, and Amortization Expense
The table below presents a comparison of research and development, selling, marketing and administration, and amortization expenses for the quarter ended December 2, 2006 compared to the quarter ended September 2, 2006 and the quarter ended November 26, 2005. The Company believes it is

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months Ended and Nine Months Ended December 2, 2006
meaningful to provide a comparison between the third quarter and the second quarter of fiscal 2007 given the quarterly increases in revenue realized by the Company during fiscal 2007.

	Three Month Fiscal Periods Ended
					November 26, 2005
	December 2, 2006		September 2, 2006		(as restated)
		% of		% of		% of
	$	Revenue	$	Revenue	$	Revenue

Revenue	$835,053		$658,541		$560,596

Research and development	$61,184	7.3%	$55,846	8.5%	$41,799	7.5%
Selling, marketing and administration	146,569	17.6%	116,283	17.7%	84,514	15.1%
Amortization	20,334	2.4%	18,453	2.8%	12,797	2.3%

	$228,087	27.3%	$190,582	28.9%	$139,110	24.8%

Research and Development
Research and development expenditures consist primarily of salaries for technical personnel, engineering materials, certification and tooling expense, outsourcing and consulting services, software tools and related information technology infrastructure support and travel.
Research and development expenditures increased by $19.4 million to $61.2 million, or 7.3% of revenue, in the quarter ended December 2, 2006 compared to $41.8 million, or 7.5% of revenue, in the third quarter of fiscal 2006. The majority of the increase during the third quarter of fiscal 2007 compared to the third quarter of fiscal 2006 were attributable to salaries and benefits, third party new product development costs, travel and office expenses, as well as related staffing infrastructure costs.
Selling, Marketing and Administration Expenses
Selling, marketing and administrative expenses consist primarily of salaries and benefits, marketing, advertising and promotion, travel and entertainment, external advisory fees, related information technology and office infrastructure support, recruiting and foreign exchange gain or loss.
Selling, marketing and administrative expenses increased by $62.1 million to $146.6 million, or 17.6% of revenue, for the third quarter of fiscal 2007 compared to $84.5 million, or 15.1% of revenue for the comparable period in fiscal 2006. The net increase of $62.1 million was primarily attributable to increased expenditures for marketing, advertising and promotion expenses including additional programs to support new product launches, salary and benefit expense primarily as a result of increased personnel as

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months Ended and Nine Months Ended December 2, 2006
well as external advisory fees. Other increases were attributable to travel and office expenses as well as related staffing infrastructure costs.
Amortization
Amortization expense relating to certain capital and all intangible assets other than licenses increased by $7.5 million to $20.3 million for the third quarter of fiscal 2007 compared to $12.8 million for the comparable period in fiscal 2006. The increased amortization expense primarily reflects the impact of amortization expense with respect to capital and certain intangible asset expenditures incurred primarily during the first two quarters of fiscal 2007.
Litigation
As more fully disclosed in the Consolidated Financial Statements, the Company was the defendant in a patent litigation matter brought by NTP alleging that the Company infringed on eight of NTP’s patents (See note 16(b) to the Consolidated Financial Statements).
On March 3, 2006, the Company and NTP signed definitive licensing and settlement agreements. All terms of the agreement were finalized and the litigation against RIM was dismissed by a court order on March 3, 2006. The agreement eliminated the need for any further court proceedings or decisions relating to damages or injunctive relief. On March 3, 2006, RIM paid NTP $612.5 million in full and final settlement of all claims against the Company, as well as for a perpetual, fully-paid up license going forward. This amount included money already escrowed by the Company as of March 3, 2006. As the litigation was settled in fiscal 2006, no amount is reflected in the results of operations for fiscal 2007. The Company recorded an expense of $26.2 million in the third quarter of fiscal 2006 to account for the full writedown of the acquired NTP license that was recorded in March 2005 which, after accumulated depreciation, had net book value of $18.3 million as well as an expense of $7.9 million to account for incremental current and estimated legal and professional fees in connection with this litigation.
Investment Income
Investment income decreased by $4.8 million to $12.7 million in the third quarter of fiscal 2007 from $17.5 million in the comparable period of fiscal 2006. The decrease reflects the decrease in cash, cash equivalents, short-term investments and investments when compared to the prior year’s quarter resulting primarily from the funding of the NTP litigation settlement in the amount of $612.5 million in the fourth quarter of fiscal 2006 as well as the common shares of the Company repurchased as part of the Company’s Common Share Repurchase Program at an aggregate cost of $595.1 million offset, in part by improved interest rate yields.
Income Taxes
For the third quarter of fiscal 2007, the Company’s income tax expense was $62.0 million resulting in an effective tax rate of 26.1% compared to an income tax expense of $46.1 million or a 27.9% effective tax rate in the third quarter of fiscal 2006.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months Ended and Nine Months Ended December 2, 2006
The Company has not provided for Canadian income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, as these earnings are intended to be reinvested indefinitely by these subsidiaries.
Net Income
The Company’s net income increased by $56.4 million to $175.2 million, or $0.95 basic EPS and $0.92 diluted EPS, in the third quarter of fiscal 2007, compared to $118.8 million, or $0.63 basic EPS and $0.60 diluted EPS, in the third quarter of fiscal 2006. The $56.4 million increase in net income in the third quarter of fiscal 2007 reflects primarily an increase in gross margin in the amount of $140.0 million, which was partially offset by an increase of $81.4 million in the Company’s research and development expenses and sales and marketing programs. Fiscal 2006 third quarter operating results also included a litigation expense of $26.2 million relating to the NTP matter. The fiscal 2007 third quarter net income also includes the effect of the Company adopting SFAS 123(R), resulting in stock-based compensation expense in an after-tax amount of $4.0 million, or $0.02 diluted EPS.
The weighted average number of shares outstanding was 184.3 million common shares for basic EPS and 189.8 million common shares for diluted EPS for the quarter ended December 2, 2006 compared to 189.3 million common shares for basic EPS and 196.4 million common shares for diluted EPS for the comparable period last year.
Nine months ended December 2, 2006 compared to the nine months ended November 26, 2005
The consolidated statement of operations information below for the nine months ended November 26, 2005 has been restated. See “Explanatory Note Regarding Restatement of Previously Issued Financial Statements” and note 3 to the Consolidated Financial Statements.
Revenue
Revenue for first nine months of fiscal 2007 was $2.1 billion, an increase of $602.1 million, or 40.0%, from $1.5 billion in the first nine months of fiscal 2006.
A comparative breakdown of the significant revenue streams is set forth in the following table:

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months Ended and Nine Months Ended December 2, 2006

	For the Nine Month Periods				Change - Fiscal
	Q3 YTD Fiscal 2007		Q3 YTD Fiscal 2006		2007/2006

Number of devices sold	4,385,000		2,925,000		1,460,000	49.9%

ASP	$350		$359		$(9)	(2.5%)

Revenues
Devices	$1,533,185	72.8%	$1,048,713	69.7%	$484,472	46.2%
Service	387,985	18.4%	266,349	17.7%	121,636	45.7%
Software	123,928	5.9%	127,588	8.5%	(3,660)	(2.9%)
Other	61,612	2.9%	61,976	4.1%	(364)	(0.6%)

	$2,106,710	100.0%	$1,504,626	100.0%	$602,084	40.0%

Device revenue increased by $484.5 million, or 46.2%, to $1.53 billion, or 72.8% of consolidated revenue in the first nine months of fiscal 2007 compared to $1.05 billion, or 69.7% of consolidated revenue in the first nine months of fiscal 2006. This increase in device revenue over the prior year’s period is primarily attributable to a volume increase of 1,460,000 devices, or 49.9%, to approximately 4,385,000 devices sold in the first nine months of fiscal 2007 compared to approximately 2,925,000 devices sold in the first nine months of fiscal 2006, partially offset by a decrease of $9, or 2.5%, in ASP to $350 in the current nine month fiscal period from $359 in the first nine months of fiscal 2006.
Service revenue increased by $121.7 million, or 45.7%, to $388.0 million and comprised 18.4% of consolidated revenue in the first nine months of fiscal 2007 compared to $266.3 million, or 17.7% of consolidated revenue, in the first nine months of fiscal 2006. BlackBerry subscriber account additions were approximately net 2.2 million for the nine month period ended December 2, 2006 compared to approximately net 1.8 million for the comparable period last year.
Software revenue decreased $3.7 million, or 2.9%, to $123.9 million in the first nine months of fiscal 2007 from $127.6 million in the first nine months of fiscal 2006 as software continued to be used as a tool in enterprise marketing programs in fiscal 2007.
Other revenue decreased marginally by $0.4 million to $61.6 million in the first nine months of fiscal 2007 compared to $62.0 million in the first nine months of fiscal 2006.
Gross Margin
Gross margin increased by $328.7 million, or 39.5%, to $1.2 billion, or 55.1% of revenue, in the first nine months of fiscal 2007, compared to $831.7 million, or 55.3% of revenue, in the same period of the previous fiscal year. The net decrease of 0.2% in consolidated gross margin percentage was primarily due to the higher percentage of device shipments which comprised 72.8% of the total revenue mix for the first nine months of fiscal 2007 compared to 69.7% in the comparable period of fiscal 2006 as well as changes in BlackBerry device mix. This was offset in part by improved service margins resulting from cost efficiencies in RIM’s network operations infrastructure as a result of the increase in the BlackBerry

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months Ended and Nine Months Ended December 2, 2006
subscriber account base and a decline in certain fixed costs as a percentage of consolidated revenue as the Company continues to realize economies of scale in its manufacturing operations.
Research and Development
Research and development expenditures increased by $54.3 million to $168.9 million, or 8.0% of revenue, in the nine months ended December 2, 2006, compared to $114.6 million, or 7.6% of revenue, in the first nine months of fiscal 2006. The majority of the increases in expenditures during the first nine months of fiscal 2007 when compared to fiscal 2006 were attributable to salaries and benefits, third party new product development costs, travel and office expenses as well as related staffing infrastructure costs.
Selling, Marketing and Administration Expenses
Selling, marketing and administrative expenses increased by $149.8 million to $370.8 million, or 17.6% of revenue, for the first nine months of fiscal 2007 compared to $221.0 million or 14.7% of revenue, for the comparable period in fiscal 2006. The net increase of $149.8 million was primarily attributable to increased expenditures for marketing, advertising and promotion expenses, salary and benefit expense, consulting and external advisory costs, travel and office expenses as well as related staffing infrastructure costs.
Amortization
Amortization expense relating to certain capital and all intangible assets other than licenses increased by $20.2 million to $54.8 million for the first nine months of fiscal 2007 compared to $34.6 million for the comparable period in fiscal 2006. The increased amortization expense primarily reflects the impact of capital and intangible asset additions incurred during the first two quarters of fiscal 2007 and fiscal 2006.
Investment Income
Investment income decreased by $9.7 million to $37.3 million in the first nine months of fiscal 2007 from $47.0 million for the same period last year. The decrease reflects the decrease in cash, cash equivalents, short-term investments and investments when compared to the prior year’s quarter resulting primarily from the funding of the NTP litigation settlement in the amount of $612.5 million in the fourth quarter of fiscal 2006 as well as the common shares of the Company repurchased as part of the Company’s Common Share Repurchase Program at an aggregate cost of $595.1 million offset, in part, by improved interest rate yields.
Income Taxes
For the first nine months of fiscal 2007, the Company’s income tax expense was $159.1 million resulting in an effective tax rate of 26.4% compared to an income tax expense of $110.2 million or a 23.5% effective tax rate for the same period last year. During the first quarter of fiscal 2006, the tax provision was reduced by $27.0 million as a result of the Company recognizing incremental cumulative ITCs attributable to prior fiscal years. ITCs are generated as a result of the Company incurring eligible SR&ED

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months Ended and Nine Months Ended December 2, 2006
expenditures, which, under the “flow-through” method, are credited as a reduction of income tax expense. The Company recorded this $27.0 million reduction in its deferred income tax provision as a result of a favorable tax ruling involving another Canadian technology corporation, but also applicable to the Company.
Net Income
The Company’s net income increased by $85.1 million to $444.2 million, or $2.40 per share basic and $2.33 per share diluted, in the first nine months of fiscal 2007 compared to net income of $359.1 million, or $1.89 per share basic and $1.82 per share diluted, in the prior year’s comparable period. The $85.1 million increase in net income in the first nine months of fiscal 2007 reflects primarily an increase in gross margin in the amount of $328.7 million, which was offset by an increase of $204.1 million in the Company’s research and development and sales and marketing programs and an increase in legal, accounting and other professional costs incurred in the first nine months of fiscal 2007 in connection with the Review, Restatement and related matters. Results for the nine months ended December 2, 2006 also include the effect of the Company adopting SFAS 123(R), resulting in an after-tax stock-based compensation expense in the amount of $13.6 million, or $0.07 per share diluted EPS.
The weighted average number of shares outstanding was 185.2 million common shares for basic EPS and 190.8 million common shares for diluted EPS for the nine months ended December 2, 2006, compared to 190.1 million common shares for basic EPS and 197.7 million common shares for diluted EPS for the comparable period last year.
Liquidity and Capital Resources
Cash and cash equivalents, short-term investments and investments increased by $155.4 million to $1.32 billion as at December 2, 2006 from $1.16 billion as at September 2, 2006. The majority of the Company’s cash and cash equivalents, short-term investments and investments are denominated in U.S. dollars as at December 2, 2006.
A comparative summary of cash and cash equivalents, short-term investments and investments is set out below.

	As at
			Change-
	December 2, 2006	September 2, 2006	Q3/Q2

Cash and cash equivalents	$612,817	$459,648	$153,169
Short-term investments	280,635	237,670	42,965
Investments	426,595	467,324	(40,729)

Cash, cash equivalents, short-term investments and investments	$1,320,047	$1,164,642	$155,405

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months Ended and Nine Months Ended December 2, 2006
Three months ended December 2, 2006 compared to the three months ended November 26, 2005
Operating Activities
Cash flow provided by operating activities was $210.3 million in the third quarter of fiscal 2007, compared to cash flow provided by operating activities of $148.3 million in the third quarter of the preceding fiscal year, representing an increase of $62.0 million. The table below summarizes the key components of this net increase.

	Three Months Ended
	December 2,	November 26, 2005	Change - Fiscal
	2006	(as restated)	2007/2006

Net income	$175,192	$118,807	$56,385
Amortization	34,642	21,464	13,178
Deferred income taxes	11,673	(32,949)	44,622
Share-based payment	4,033	553	3,480

Changes in:
Trade receivables	(72,144)	(43,806)	(28,338)
Other receivables	(2,157)	(7,500)	5,343
Inventory	(20,410)	(27,956)	7,546
Accounts payable	(9,912)	29,325	(39,237)
Accrued liabilities	50,579	28,926	21,653
All other	38,798	69,746	(30,948)

Changes in working capital items - before NTP litigation items	210,294	156,610	53,684
Litigation provision	—	25,010	(25,010)
Restricted cash	—	(33,334)	33,334

Cash provided from operating activities	$210,294	$148,286	$62,008

Financing Activities
Cash flow provided by financing activities was $27.2 million for the third quarter of fiscal 2007 resulting primarily from the issuance of share capital on the exercise of stock options. Cash flow used in financing activities of $387.4 million in the fiscal 2006 comparable period was primarily attributable to the repurchase of 6.3 million common shares in the amount of $391.2 million pursuant to the Common Share Repurchase Program.
Investing Activities
Cash flow used in investing activities was $85.0 million for the third quarter of fiscal 2007 and included capital asset additions of $64.1 million and intangible asset additions of $18.7 million. For the third quarter of the prior fiscal year, cash flow used in investing activities was $110.9 million and included transactions involving the proceeds on sale or maturity of short-term investments and investments, net of the costs of acquisition in the amount

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months Ended and Nine Months Ended December 2, 2006
of $59.9 million as well as $51.0 million which included capital asset additions of $43.6 million and intangible asset additions of $7.4 million.
Nine months ended December 2, 2006 compared to the nine months ended November 26, 2005
Operating Activities
Cash flow provided by operating activities was $561.6 million in the first nine months of fiscal 2007 compared to cash flow provided by operating activities of $458.0 million in the first nine months of the preceding fiscal year, representing an increase of $103.6 million. The table below summarizes the key components of this net increase.

	Nine Months Ended
	December 2,	November 26, 2005	Change - Fiscal
	2006	(as restated)	2007/2006

Net income	$444,188	$359,061	$85,127

Amortization	92,041	60,657	31,384
Deferred income taxes	66,300	15,694	50,606
Share-based payment	13,833	1,832	12,001

Changes in:
Trade receivables	(130,430)	(71,968)	(58,462)
Other receivables	(2,461)	(21,232)	18,771
Inventory	(81,406)	(19,389)	(62,017)
Accounts payable	28,128	62,300	(34,172)
Accrued liabilities	77,632	48,416	29,216
All other	53,762	75,592	(21,830)

Changes in working capital items - before NTP litigation items	561,587	510,963	50,624
Litigation provision	—	31,173	(31,173)
Restricted cash	—	(84,158)	84,158

Cash provided from operating activities	$561,587	$457,978	$103,609

Financing Activities
Cash flow used in financing activities was $159.7 million for the first nine months of fiscal 2007 resulting primarily from the repurchase of 3.2 million common shares in the amount of $203.9 million pursuant to the Common Share Repurchase Program partially offset by the issuance of share capital on the exercise of stock options. Cash flow used in financing activities of $373.8 million in the fiscal 2006 comparable period was primarily attributable to the repurchase of 6.3 million common shares in the amount of $391.2 million pursuant to the Common Share Repurchase Program partially offset by the issuance of share capital on the exercise of stock options.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months Ended and Nine Months Ended December 2, 2006
Investing Activities
Cash flow used in investing activities was $249.3 million for the first nine months of fiscal 2007, which included capital asset additions of $176.8 million, intangible asset expenditures of $49.4 million and business acquisitions of $116.0 million, offset in part by transactions involving the proceeds on sale or maturity of short-term investments and investments, net of the costs of acquisition in the amount of $93.0 million. For the first nine months of the prior fiscal year, cash flow provided by investing activities was $41.0 million which included transactions involving the costs of acquisition of short-term investments and investments, net of the proceeds on sale or maturity in the amount of $192.7 million, offset in part by $151.7 million relating to capital asset expenditures of $130.6 million and intangible asset expenditures of $17.3 million.
Aggregate Contractual Obligations
The following table sets out aggregate information about the Company’s contractual obligations and the periods in which payments are due as at December 2, 2006:

			One to		Greater
		Less than	Three	Four to	than Five
	Total	One Year	Years	Five Years	Years

Long-term debt	$6,865	$274	$6,591	$—	$—
Operating lease obligations	75,184	8,627	26,427	12,491	27,639
Purchase obligations and commitments	1,590,653	1,232,918	357,735	—	—

Total	$1,672,702	$1,241,819	$390,753	$12,491	$27,639

Purchase obligations and commitments of $1.59 billion as of December 2, 2006, in the form of purchase orders or contracts, are primarily for the purchase of raw materials, as well as for capital assets and other goods and services. The expected timing of payment of these purchase obligations and commitments is estimated based upon current information. Timing of payment and actual amounts paid may be different depending upon the time of receipt of goods and services or changes to agreed-upon amounts for some obligations. The Company may also be liable for certain key suppliers’ component part inventories and purchase commitments if the Company’s changes to its demand plans adversely affects these certain key suppliers.
As of December 2, 2006, the Company has commitments on account of capital expenditures of approximately $110 million included in the $1.59 billion above, primarily for land and building, manufacturing and information technology, including service operations.
The Company intends to fund current and future capital and intangible asset expenditure requirements from existing financial resources and cash flows.
The Company has not declared any cash dividends in the last three fiscal years.
Cash, cash equivalents, short-term investments and investments were $1.32 billion as at December 2, 2006. The Company believes its financial resources, together with expected future earnings, are sufficient

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months Ended and Nine Months Ended December 2, 2006
to meet funding requirements for current financial commitments, for future operating and capital expenditures not yet committed, and also provide the necessary financial capacity to meet current and future growth expectations.
During fiscal 2007, the Company amended an existing credit facility and now has a $100 million Demand Credit Facility (“the Facility”). The Company has utilized $16.4 million of the Facility to secure operating and financing requirements. As at December 2, 2006, $83.6 million of the Facility was unused. The Company has pledged specific investments as security for this Facility. The Company had previously utilized $48 million of the Facility in order to fund a letter of credit to partially satisfy the Company’s liability and funding obligation in the NTP litigation matter. As a result of the settlement of the NTP litigation matter, the Company cancelled the letter of credit on March 6, 2006.
The Company has an additional demand facility in the amount of $17.5 million to support and secure other operating and financing requirements. As at December 2, 2006, $16.0 million of this facility was unused. A general security agreement and a general assignment of book debts have been provided as collateral for this facility.
Market Risk of Financial Instruments
The Company is engaged in operating and financing activities that generate risk in three primary areas:
Foreign Exchange
The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency of the U.S. Dollar. The majority of the Company’s revenues in fiscal 2007 were transacted in U.S. Dollars, Canadian Dollars, Euros and British Pounds. Purchases of raw materials are primarily transacted in U.S. Dollars. Other expenses, consisting of the majority of salaries, certain operating costs and most manufacturing overhead, are incurred primarily in Canadian Dollars. At December 2, 2006, approximately 6% of cash and cash equivalents, 36% of trade receivables and 17% of accounts payable and accrued liabilities are denominated in foreign currencies (November 26, 2005 — 2%, 27%, and 22%, respectively). These foreign currencies include the British Pound, Euro, and Canadian Dollar. As part of its risk management strategy, the Company maintains net monetary asset and/or liability balances in foreign currencies and engages in foreign currency hedging activities using derivative financial instruments, including forward contracts and options. The Company does not use derivative instruments for speculative purposes.
To partially hedge exposures relating to foreign currency anticipated transactions, the Company has entered into forward contracts to sell U.S. Dollars and purchase Canadian Dollars, to sell Euros and purchase U.S. Dollars, and to sell British Pounds and purchase U.S. Dollars. These contracts have been designated as cash flow hedges, with the resulting changes in fair value recorded in other comprehensive income, and subsequently reclassified to earnings in the period in which the cash flows from the associated hedged transactions affect earnings. These cash flow hedges were fully effective at December 2, 2006. As at December 2, 2006, the unrealized gain on these forward contracts was approximately $3.9 million (November 26, 2005 — $23.1 million). These amounts were included in Other current assets and Accumulated other comprehensive income.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months Ended and Nine Months Ended December 2, 2006
To partially hedge exposures relating to foreign currency denominated liabilities, the Company has entered into forward contracts to sell U.S. Dollars and purchase Canadian Dollars. These contracts have been designated as fair value hedges, with gains and losses on the hedge instruments being recognized in earnings each period, offsetting the change in the U.S. dollar value of the hedged liabilities. As at December 2, 2006, nil was recorded in respect of this amount (November 26, 2005 — gain of $0.4 million). This amount was included in Selling, marketing and administration expenses.
To partially hedge exposures relating to foreign currency cash and receivable balances, the Company has entered into forward contracts to sell Canadian Dollars, Euros, British Pounds, Japanese Yen and Hungarian Forint, and purchase U.S. Dollars. These contracts have been designated as fair value hedges, with gains and losses on the hedge instruments being recognized in earnings each period, offsetting the change in the U.S. Dollar value of the hedged assets. As at December 2, 2006, a loss of $1.0 million was recorded in respect of this amount (November 26, 2005 — loss of $0.3 million). This amount was included in Selling, marketing and administration expenses.
Interest Rate
Cash, cash equivalents and investments are invested in certain instruments of varying maturities. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities. The fair value of investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company does not currently use interest rate derivative financial instruments in its investment portfolio.
Credit and Customer Concentration
The Company has historically been dependent on an increasing number of significant telecommunication carriers and on larger more complex contracts with respect to sales of the majority of its products and services. The Company is experiencing significant sales growth in North America and internationally, resulting in the growth in its carrier customer base in terms of numbers, sales and trade receivables volumes and in some instances new or significantly increased credit limits. While the Company sells to a variety of customers, three customers comprised 15%, 12% and 10% of trade receivables as at December 2, 2006 (September 2, 2006 — two customers comprised 19%, and 16%). Additionally, four customers comprised 16%, 15%, 12% and 9% of the Company’s fiscal 2007 third quarter sales (third quarter of fiscal 2006 — four customers comprised 19%, 17%, 15% and 13%).
The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations to the Company. The Company mitigates some of this risk by limiting counterparties to major financial institutions and by continuously monitoring their creditworthiness. As at December 2, 2006, the maximum credit exposure to a single counterparty, measured as a percentage of the total fair value of the applicable derivative instruments was 69% (November 26, 2005 — 51%).
The Company is exposed to market and credit risk on its investment portfolio. The Company mitigates this risk by investing only in liquid, investment grade securities and by limiting exposure to any one entity or group of related entities. As at December 2, 2006, no single issuer represented more than 12% of the total cash, cash equivalents and investments (November 26, 2005 - no single issuer represented more than 10% of the total cash, cash equivalents and investments).

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three Months Ended and Nine Months Ended December 2, 2006
Impact of Accounting Pronouncements Not Yet Implemented
Accounting for Certain Hybrid Financial Instruments
In February 2006, the FASB issued SFAS 155 Accounting for Certain Hybrid Financial Instruments. SFAS 155 amends SFAS 133 and among other things, permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. SFAS 155 is in effect for fiscal years beginning after September 15, 2006 and the Company will be required to adopt the standard in the first quarter of fiscal 2008. The Company is currently evaluating what impact, if any, SFAS 155 will have on its financial statements.
Fair Value Measurements
In September 2006, the FASB issued SFAS 157 Fair Value Measurements. SFAS 157 clarifies the definition of fair value, establishes a framework for measurement of fair value, and expands disclosure about fair value measurements. SFAS 157 is effective for fiscal years beginning after December 15, 2007 and the Company will be required to adopt the standard in the first quarter of fiscal 2009. The Company is currently evaluating what impact, if any, SFAS 157 will have on its financial statements.
Accounting for Uncertainty in Income Taxes
In July 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”) Accounting for Uncertainty in Income Taxes. FIN 48 clarifies the accounting for uncertainty in tax positions subject to SFAS 109 Accounting for Income Taxes. FIN 48 provides a recognition threshold and a mechanism to measure and record tax positions taken, or expected to be taken during the filing of tax returns. The mechanism is a two-step process in which the tax position is evaluated for recognition on “a more likely than not” basis that it will be sustained upon examination. If step one is satisfied the position is then evaluated to determine the amount to be recognized in the financial statements. It also provides guidance on derecognition, classification, interest and penalties, interim period accounting, disclosure and transition. FIN 48 is effective for the Company as of the beginning of its fiscal 2008 year. The Company is currently evaluating the impact FIN 48 will have on its financial statements.
The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of SFAS 115.
In February 2007, the FASB issued SFAS 159 The Fair Value Option for Financial Assets and Financial Liabilities -Including an Amendment of SFAS 115. SFAS 159 permits entities to measure many financial instruments and certain other items at fair value that currently are not required to be measured at fair value. If elected, unrealized gains or losses on certain items will be reported in earnings at each subsequent reporting period. SFAS 159 is effective for the Company as of the beginning of its 2009 fiscal year. The Company has not determined whether it will elect to adopt the fair value measurement provisions of this statement, or what impact it will have on its consolidated financial statements.